2010 Annual Report

Abbott
A Promise for Life


Thyronorm
150 mcg
100 Tablets

On the cover:

Patient: Dr. Madhuri Kulkarni
Product: Thyronorm
Location: Mumbai, India

Dr. Madhuri Kulkarni is one of the many patients who take *Thyronorm*, elsewhere known as *Synthroid*, to treat hypothyroidism (under-active thyroid). As a patient advocate, she is educating men and women in India about the symptoms of thyroid disease.

Abbott is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritional products for children and adults, and medical products, including devices, diagnostic tests and instruments. The company employs nearly 90,000 people and markets its products worldwide.



Miles D. White
Chairman of the Board and
Chief Executive Officer

Dear Fellow Shareholder:

In 2010, Abbott did what you expected us to do: we built on our long tradition of success and delivered another year of strong performance. Despite significant challenges in the global business environment and health care industry, we achieved double-digit sales and ongoing earnings growth, record cash flow and improved gross margin, while remaining strategically active to help ensure the sustainability of our performance. As a result, Abbott is positioned to maintain top-tier growth across our broad base of businesses.

Letter to our shareholders

When a company has been in business for as long as Abbott, it gains a certain perspective and maturity. In our 123 years of successfully serving patients, we have faced numerous economic downturns, as well as continual governmental changes to health care systems in the United States and around the world.

While experience does not make a company immune to business challenges, it does impart two great advantages: it teaches us how to respond to such times, and to prepare constantly for the future and the changes it will bring. This is a core competency at Abbott. Our long perspective has taught us that change will always come, so we prepare for it by building our company and its ability to thrive, no matter the circumstances.

At the present time, these circumstances continue to include a slowly recovering global economy, rising cost containment pressures worldwide and a more challenging regulatory environment. In addition to these environmental factors, we also have addressed internal issues, most notably our recall last year of certain infant formula products, an event from which we are regaining market share.

These are not inconsiderable matters. Our view is that the antidote is action. Therefore, we've been busy building to ensure we can maintain our strong growth and performance, in both good times and others.

Broad-Based Strength

The focus of our building has been the establishment of a broad foundation of innovation-driven businesses across the spectrum of health care technologies. This diversified base of earnings differentiates Abbott from many of its peers and has resulted in top-tier performance. In addition to delivering record cash flow, we returned approximately $2.7 billion to shareholders in the form of dividends. Last year was also our 38th consecutive year of increased dividends. Abbott is one of only a handful of U.S. companies to deliver with such consistency.

In 2010, our sales and ongoing earnings growth came in many different forms: from our existing products, from new product launches, from geographic expansion and from acquisitions. We maintained commercial leadership positions in a wide range of attractive growth markets. And, importantly, we not only grew our sales, but we also continued to take actions to improve the profitability of our operating businesses. Earlier this year, we announced an initiative to streamline commercial and manufacturing operations, improve efficiencies and reduce costs primarily in our U.S. pharmaceuticals business.

Our business and geographic diversity is important to delivering this kind of strong financial performance over the long term. Our diversity helps offset challenges that can occur in any one segment of the health care industry or region of the


Net Sales Worldwide
(dollars in billions)
$25.9
$29.5
$30.8
$35.2
2007
2008
2009
2010
In 2010, Abbott sales increased more than 14 percent over 2009.
Operating Cash Flow
(dollars in billions)
$5.2
$7.0
$7.3
$8.7
2007
2008
2009
2010
Abbott delivered another year of record cash flow in 2010 and returned approximately $2.7 billion to shareholders in the form of dividends.

Letter to our shareholders

world, as well as allow us to better manage our pipeline development timelines and product lifecycles.

In Pharmaceuticals, in the United States, we have leadership positions in autoimmune diseases, HIV, testosterone replacement and lipid management. In developing markets, we've built a growing portfolio of hundreds of profitable branded generic medicines that represent an increasingly important business for the future. Branded generic products are built on strong brand identity, patient trust and a reputation for quality.

In Medical Devices, our vascular business includes more than 100 brands across more than a dozen segments, including *Xience V* and *Xience Prime*, our market-leading drug-eluting stents (DES). In Diagnostics, Abbott holds the number-one position globally in blood screening and immunoassay diagnostics. And our Nutritional Products business is one of the strongest worldwide, including more than 50 global consumer brands. It generates high return on invested capital and significant cash flow.

So, our business mix is very strong. In 2010, we took aggressive steps to further enhance it, allowing us to improve care for more patients than ever before.

Expanding in Emerging Markets

Our geographic diversity makes Abbott an attractive vehicle for investing in the growth of global health care. In 2010, we made significant moves to expand our presence and product portfolio in many of the most-populous and fastest-growing countries in the world. These markets will play an important role in the success of the health care industry going forward.

Emerging markets are expected to grow at three times the rate of developed markets in the years ahead. This is driven by population growth, rising incomes, modernization of health systems, and an increased focus on the treatment of chronic diseases. Providing products and services in emerging markets represents one of the greatest opportunities in health care, and increasing our presence and capabilities in these areas has been one of our foremost priorities in recent years.

Just as our Guidant acquisition in 2006 capped a long-term strategy that gave us critical mass in an attractive new business, our more recent strategic actions have taken Abbott to a new level in emerging markets. In 2010, we:

- Acquired Solvay Pharmaceuticals, bringing us approximately $2 billion in stable, branded generic sales;
- Acquired Piramal's Healthcare Solutions business, making Abbott the largest pharmaceutical company in India, an $8 billion market expected to double in the next five years;

Emerging markets are rapidly growing, estimated to comprise 40 percent of the world's gross domestic product over the next 10 years. Abbott is well positioned to serve patient needs in these key regions.

Actions taken to support emerging markets expansion:

- **Solvay Pharmaceuticals acquisition** February 15, 2010
- **Zydus Cadila collaboration** May 11, 2010
- **Piramal Healthcare Solutions acquisition** September 8, 2010

Abbott is the #1 Pharmaceutical Company in India


India

Following our acquisition of Piramal Healthcare Solutions, Abbott became the leading pharmaceutical company in India, a market that is expected to double in the next five years.

Letter to our shareholders

- Completed an agreement with Zydus Cadila for 24 branded generic pharmaceutical products in 15 emerging markets;
- Created our new Established Products Division (EPD) to maximize the strong commercial opportunities for branded generics outside the United States. EPD launched at the beginning of 2011 with approximately $5 billion in annual sales.

All these actions give us the right commercial footprint to become one of the largest pharmaceutical companies in emerging markets. We expect that roughly one-third of our global pharmaceutical sales will come from high-growth emerging markets within five years.

Our international nutritional products business has more than doubled its sales since 2005, and we expect to more than double our emerging market sales within the next five years.

All told, over the next five years, we expect the strategic actions we've taken will help us drive our total company presence in emerging markets at a double-digit compound annual growth rate. Today, these emerging markets represent more than $8 billion of Abbott's total sales.

Accelerating Our Pipeline

While emerging markets represent an important aspect of our strategy, advancing and expanding our broad-based new-product pipeline is an equally critical driver of our future growth.

In Pharmaceuticals, we take a balanced approach to our R&D strategy. In addition to our established small-molecule expertise, we are one of the world's leading biologics companies. And, while we strive to develop compounds internally, we constantly evaluate external assets for licensing, partnership and acquisition opportunities.

Last year, we made significant progress on both of these pathways. Through our acquisition of Facet Biotech Corporation and other agreements, we gained access to four new molecular entities (NMEs) in late-stage development and expect to have nearly 20 NMEs and indications in Phase II or Phase III development by the end of 2011. These include unique compounds for such major patient needs as chronic kidney disease, hepatitis C, oncology, immunology, neuroscience and pain management, among other areas of high medical benefit.

Our medical products pipeline is also full of high-quality opportunities. In Diagnostics, we have a number of new assays and next-generation systems launching over the next several years, in addition to multiple collaborations under way to develop companion tests that may be used to select patients for various cancer therapies. From our vision care pipeline, we expect 20 new products and technology advancements over the next five years.

Research and Development
(dollars in billions)


$2.5
$2.7
$2.7
$3.7
2007
2008
2009
2010

Our broad-based new-product pipeline is a driver of future growth. In 2010, we invested more than $3.7 billion in research and development and advanced a number of key programs.

Enhanced Late-Stage Pipeline



Abbott strengthened its pharmaceutical pipeline, advancing internal candidates and adding a number of new assets through licensing and acquisitions. Among the additions are late-stage compounds for multiple sclerosis, cancer, chronic kidney disease and endometriosis.

Letter to our shareholders

In our vascular pipeline, we're working on well-staged advances, as well as innovative technologies that have the ability to restate the market. These include new devices such as our breakthrough drug-eluting bioresorbable vascular scaffold technology, called *Absorb*, which is now available in Europe; and *MitraClip*, which treats significant mitral regurgitation, the most common heart valve defect in the world, affecting 8 million people in the United States and Europe.

Looking Ahead

This was another productive year for our company, as we again delivered strong performance — scientifically, commercially, and financially. And, despite an array of challenges, we continued to grow our business in the most attractive technological and geographic markets for the years ahead. As a result of our efforts, in 2010, we were named to the Dow Jones Sustainability Index for the sixth consecutive year and, for the first time ever, were recognized as the most admired company in our industry by *Fortune* magazine.

This success is the result of strong and consistent leadership throughout our management ranks, including our board of directors. In 2010, after 30 years of distinguished service, Dr. W. Ann Reynolds retired from our board of directors. William M. Daley left the board earlier this year to assume the role of White House Chief of Staff. We thank them for their service and wish them well. We also welcomed two new members to our board — Edward M. Liddy, partner, Clayton, Dubilier & Rice LLC, and former interim chairman and chief executive officer at AIG and former chairman and chief executive officer of Allstate Corporation; and Phebe Novakovic, executive vice president, marine systems, General Dynamics Corporation, and former special assistant to the Secretary of Defense. Both are outstanding additions to our board.

Today's global business environment is tough, in general, and particularly so for health care. Nonetheless, we see a promising future for Abbott — because we know how to weather adversity, how to find opportunity, and how to make the most of it. This is the lesson of our long legacy: promise exists in any situation for those who are prepared. The last two years have been a time of intensive strategic activity for Abbott, all of which has been focused on this key purpose. As a result, our company is continuing its never-ending process of transformation for the constantly evolving future. That's how we'll continue to fulfill our promise — for our shareholders, for our patients and customers, and for all the people we serve.

Miles D. White
Chairman of the Board
and Chief Executive Officer
March 3, 2011


5-Year Total Return
(as of December 31, 2010)
39.9%
9.8%
12.0%
23.5%
ABT
S&P 500 HLTH
S&P 500
DJIA
Abbott's total return, which accounts for stock price appreciation and dividends, has outperformed the Dow Jones Industrial Average, as well as the S&P 500 and S&P 500 Health Care indices over the last five years.
Consistent Dividends
(dollars per share declared)
$1.30
$1.44
$1.60
$1.76
2007
2008
2009
2010
Abbott has paid 348 consecutive quarterly dividends since 1924 and 38 years of increasing dividends.

Promise.

A passion for improving the health of patients worldwide. A drive to expand our potential through innovation. A commitment to position our company for long-term success. This is the essence of Abbott: "A Promise for Life."



Valentina Moreno
Optium Xceed
Cordoba, Argentina

Diagnosed with Type 1 diabetes, Valentina uses Abbott's *Optium Xceed* blood glucose monitor. Unlike many monitors that only measure blood glucose levels, the *Optium Xceed* meter is capable of measuring both blood glucose and blood ketone levels.

Presence.

Positioning Abbott where patient need is growing fastest


GainKid
PLUS
Ensure


Russia
China
India
Emerging Markets

3x Emerging-market health care growth is expected to increase at three times the rate of developed markets.

70% Emerging markets, including Russia, India and China, will help drive 70 percent of the pharmaceutical industry growth in the next five years.

Today, nearly 25 percent of Abbott's sales are in emerging markets. By 2015, we expect more than one-third of Abbott sales to come from these fast-growing regions.

Established Products Division

Abbott's new Established Products Division expands our growing branded generics portfolio outside the United States, primarily in emerging markets. **Branded generic products** have a strong brand identity, patient trust and a reputation for quality.

Abbott's International Sales



2010
$20.0 Billion


2000
$4.7
Billion


supra
CREON
AndroGel
Serc
Clindamycin and Nicotinamide Gel

4x Abbott's international sales have more than quadrupled over the last 10 years as we continue to expand into new geographies.

#1 The acquisitions of Solvay Pharmaceuticals and Piramal Healthcare Solutions added hundreds of products and made Abbott the number-one pharmaceutical company in India.

Potential.

Advancing and expanding Abbott innovation



Absorb Bioresorbable Vascular Scaffold



Tecnis Toric Intraocular Lens

Medical Devices pipeline

Abbott has more than 30 devices across our cardiovascular, vision care and diabetes pipelines, including next-generation lens technologies and game-changing innovations, such as our bioresorbable vascular scaffold. Following are highlights:

>30 medical devices in development to treat a broad range of diseases — from cataracts to coronary artery disease.

Cardiovascular

Abbott is working on well-staged advances and revolutionary technologies for the treatment of coronary artery disease (CAD), endovascular diseases and mitral regurgitation (MR).

The most common form of heart disease, CAD, occurs when arteries are narrowed by plaque. Abbott's *Xience Prime* drug-eluting stent (DES) is available in Europe and is designed to improve deliverability and access to long lesions in the artery. Our *Xience Nano* DES, also available in Europe, is designed to treat small vessels. Both are in development in the United States.

Absorb is the world's first drug-eluting bioresorbable vascular scaffold for CAD. It has the potential to change the way physicians treat CAD, as it does what no DES has done — dissolve over time when the vessel is treated, much like sutures are absorbed after securing a wound. *Absorb* is available in Europe and is in development in the United States.

Our *MitraClip* device is designed to treat significant MR, the most common heart-valve defect. MR can lead to irregular heartbeats, heart failure and stroke that can cause serious complications, including death. The *MitraClip* system is designed to allow minimally invasive repair of the mitral valve to reduce MR. It's available in Europe and is an investigational device under FDA review in the United States.

Diabetes

Currently affecting more than 220 million people worldwide, diabetes incidence is expected to increase rapidly over the next decade. More careful management of diabetes has the potential to greatly reduce the effects of the disease. Abbott is developing faster, easier-to-use blood glucose monitoring systems.

Vision Care

In our vision care pipeline, we expect to deliver approximately 20 new products and technology advancements over the next five years. In our market-leading LASIK business, we're expanding our proprietary laser platform into new vision correction applications, including cataract surgery. We also are developing new diagnostic instruments and treatments to improve vision outcomes. We continue to expand our portfolio of premium and standard intraocular lenses, or IOLs, which are implanted in a patient's eye after the removal of the natural lens that has become clouded by a cataract.




Crohn's
Disease
Rheumatoid
Arthritis
Psoriasis



Oncology

Immunology

Pharmaceutical pipeline

Abbott takes a balanced approach to pharmaceutical R&D. In 2010, we made progress advancing our internal pipeline and added late-stage pipeline opportunities through licensing and acquisitions. Following are highlights:



3x

We have tripled the number of new molecular entities in clinical development in our pharmaceutical pipeline over the last four years.

Oncology

Cancer causes one in every eight deaths worldwide. As the population ages, the need for effective cancer treatments will continue to increase. Our pipeline includes a number of molecules in clinical development for more than a dozen different cancer types, including some of the most widespread and difficult to treat.

Our acquisition of Facet Biotech Corporation included several oncology collaborations, including elotuzumab, which is a humanized antibody in late-stage development for multiple myeloma, a type of cancer found in bone marrow. Elotuzumab may represent a new approach to treating the disease, as it allows the immune system to selectively kill myeloma cells.

Abbott's PARP (Poly (ADP-ribose) polymerase) inhibitor in development interrupts the DNA repair process in tumor cells and may enhance the effectiveness of current cancer therapies, such as chemotherapy. It's being studied in a variety of cancer types, including breast cancer.

Our multitargeted kinase inhibitor is thought to stop the progression of cancer by cutting off the blood supply to a tumor. It is in clinical trials for solid tumors, including a Phase III study for liver cancer.

Abbott's inhibitor of Bcl-2 proteins represents a new class of investigational drugs that attacks cancer cells in a fundamentally new way — by accelerating their death. It's in Phase II development for several cancer types.

Immunology

Autoimmune diseases impact millions of people worldwide. They develop when an individual's immune system attacks his own organs, tissues and cells. Our scientific experience in developing *Humira* serves as a foundation for our immunology research.

Humira, Abbott's biologic for six different autoimmune diseases, is in development for additional indications and under U.S. and European regulatory review for ulcerative colitis, an inflammatory condition of the large intestine.

Our combination biologic platform, called DVD-Ig (dual-variable domain immunoglobulin), shows potential in complex conditions such as cancer and autoimmune diseases, where multiple pathways are involved. The ultimate goal of this technology is to improve efficacy beyond current treatments.







Neuroscience

Women's Health – Endometriosis

18 million
people have Alzheimer's disease. This figure is expected to double by 2015 as worldwide populations continue to age.

100 million
women worldwide suffer from endometriosis, a condition that can cause pain and infertility.

Neuroscience
Abbott is developing treatments to address schizophrenia, multiple sclerosis (MS), Alzheimer's disease, chronic pain and Parkinson's disease, conditions that impact millions of patients worldwide.

Multiple Sclerosis
Multiple sclerosis is a disease of the central nervous system that causes lesions in the brain and spinal cord. It affects more than a million people worldwide. Daclizumab is a humanized antibody, in development with a partner, for the treatment of Relapsing Remitting MS, the most common form of the disease. The Phase III study, currently under way, is designed to determine the efficacy of daclizumab in preventing MS relapse.

Alzheimer's Disease
Alzheimer's disease gradually destroys a person's memory and ability to learn, communicate and perform daily activities. While current therapies may help patients maintain cognitive abilities or control symptoms, there is still tremendous room for improvement in the treatment of these patients. Abbott has a number of compounds in development targeting new therapeutic approaches for this disease.

Pain
Chronic pain affects more than 70 million people in the United States and Europe, and up to 30 percent of patients receive inadequate pain relief with current therapies. Abbott is pursuing a number of approaches for the treatment of pain.

Parkinson's Disease
Parkinson's disease is a degenerative neurological disorder that affects more than 5 million people worldwide. *Duodopa*, currently approved in Europe for advanced Parkinson's disease, is in Phase III development in the United States.

Women's Health
Endometriosis and uterine fibroids are conditions associated with a number of symptoms including menstrual pain and infertility. There continues to be significant need for effective treatments to address both of these highly prevalent conditions. Elagolix may reduce symptoms through partial suppression of estrogen. It is in late-stage development for endometriosis-related pain and in early-stage development for uterine fibroids.



Chronic Kidney Disease



Hepatitis C

50 million
adults in the United States and Europe have chronic kidney disease, and the number of patients is rapidly increasing.

80%
of hepatitis C infections become chronic, which can potentially lead to long-term complications.

Chronic Kidney Disease

Chronic kidney disease (CKD), the progressive loss of kidney function, affects millions of people around the world. Prevalence is expected to increase in coming years, driven by higher incidence of diabetes, hypertension, obesity and an aging population. Current treatments slow the progression of CKD; however, many patients ultimately progress to end-stage renal disease and dialysis. The five-year survival rate for CKD is lower than many forms of cancer. Abbott has two late-stage compounds in development for the treatment of CKD.

Bardoxolone, in late-stage development, is a first-in-class compound that could change the treatment landscape for CKD, possibly preventing patients from progressing to later stages of the disease and dialysis. Abbott has exclusive rights to develop bardoxolone outside the United States, excluding certain Asian markets.

Atrasentan, currently in Phase II studies, is being developed to help slow CKD progression in patients with diabetic kidney disease.

Hepatitis C

The hepatitis C virus (HCV) affects approximately 180 million people worldwide. It can lead to long-term complications, including severe scarring of the liver, liver cancer or death. The current standard of care for most HCV infections requires 48 weeks of treatment and leads to a cure in fewer than half of patients. Our goal is to find new treatment options that shorten the duration of treatment, improve tolerability and increase cure rates.

Our discovery and development of protease inhibitors for the treatment of HIV positions us well for similar success in HCV. The HCV treatment landscape is expected to change rapidly over the next several years, and this market will evolve considerably even after the next generation of therapies comes to market. Abbott is one of a few companies with several drug classes in clinical development — including protease, polymerase and NS5A inhibitors. We are also studying multi-drug combinations to identify optimal treatments for a broad range of HCV patients.


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Single Well

New approaches to diagnostics


Ensure
targeted, specialized nutrition
muscle health
REVIGOR
creamy milk chocolate shake
8 FL OZ (237 mL)
Ensure
focused, clinical nutrition
clinical strength
REVIGOR
IMMUNE BALANCE

Revigor for muscle health

Diagnostics pipeline

Abbott is changing disease diagnosis. By providing better tests and instruments to health care providers, patients will receive treatment faster and benefit from a more targeted approach.

Personalized Medicine

Abbott is developing more sensitive molecular tests that can predict which patients are likely to benefit most from a particular therapy. We're working to develop tests to identify patients who are best suited for certain non-small-cell lung and skin cancer treatments.

Biomarkers

Abbott is studying a number of biomarkers — DNA sequences that are associated with particular diseases — in order to develop new diagnostic tools that could improve patient care. Better understanding of diseases may enable faster diagnosis and more personalized treatment. We are investigating new biomarkers in cancer, stroke and diabetes, as well as cardiac and kidney diseases.

PlexID

Abbott is changing the way viruses, bacteria, fungi and other microorganisms are identified in research laboratories. Within eight hours, the *PlexID* High-Throughput Bioidentification System has the potential to detect virtually all microorganisms in a given sample without requiring technicians to predict the testing outcome. Health officials have used the *PlexID* to identify new virus strains.

Nutrition pipeline

Abbott is developing leading-edge, science-based nutrition products and improving formulations of our trusted brands to better serve the nutritional needs of consumers and patients.

Science and Nutrition

Abbott is focused on improving six areas through nutrition: immunity, cognition, lean body mass, inflammation, metabolism and tolerance. We expect to launch approximately 20 new products to consumers in 2011. In 2010, Abbott introduced several new products, including *Ensure* with *Revigor* and *PediaSure SideKicks*.

After the age of 40, it is not uncommon for adults to lose 8 percent of their muscle mass every 10 years. Exercise alone might not be enough to prevent this loss. *Ensure* Muscle Health features *Revigor*, a source of HMB (beta-hydroxy-beta methylbutyrate, an amino-acid metabolite), and protein to help rebuild muscle and strength lost naturally over time. *Ensure* Immune Health offers targeted nutrition to help support the immune system. *Ensure* Bone Health with *Caltrius* provides calcium, vitamin D and 10 grams of protein.

Abbott continues to improve our pediatric products to better meet the nutritional needs of babies and children. Our new *PediaSure SideKicks* shakes are designed for kids who are on track with growth but can use extra nutrients to fill nutritional gaps.

Purpose.

Remembering always our core purpose: to help patients

Helping patients in four key areas:

- Pharmaceuticals
- Nutritional Products
- Medical Devices
- Diagnostics


FreeStyle
Lite

Diabetes Care

5 million

people with diabetes monitored their blood glucose with Abbott meters in 2010.

Vision Care

10 million

vision care patients benefit from Abbott products each year.


NEW
RevitaLens
ocutec
Multi-Purpose Disinfecting Solution
Formulated for soft contact lenses
LENS CASE INSIDE
Abbott


VISION
Xience V
Xience PRIME
MULTI-LINK
VISION

Vascular

7 million

patients have been treated with Abbott vascular stents and devices to open clogged arteries.


i-STAT

Point of Care Diagnostics

i-STAT delivers more than

100 million

bedside test results each year.

Nutritional Products

Abbott markets

50+

global consumer brands in nutritionals.

Autoimmune Disease

Nearly

500,000

patients worldwide use *Humira* to address certain autoimmune diseases.


HUMIRA® PEN
(adalimumab)
40 mg / 0.8 mL
NDC 0074-4339-02
2 Single-Use Prefilled Pens
HUMIRA® PEN
(adalimumab)
40 mg / 0.8 mL
FOR SUBCUTANEOUS USE ONLY
3 00744 33902 3
See bottom of carton for expiration date and lot number.
Each Sterile Single-Use Prefilled Pen Contains:
Adalimumab


PediaSure
SideKicks

Gabriel Roessler
PediaSure SideKicks
Chicago, Illinois

Pharmaceuticals

Abbott medicines treat some of the world's most serious and prevalent diseases, including rheumatoid arthritis, plaque psoriasis, Crohn's disease, lipid disorders, kidney disease, prostate cancer, thyroid disease and HIV.

Dr. Madhuri Kulkarni is one of millions of people worldwide with thyroid disease. Thyronorm has helped treat her hypothyroidism.

#1 Pharmaceutical company in India

Pharmaceutical Market Growth in India
(dollars in billions)



$16
(estimated)
$8
2010
2015

India is a country of more than 1.1 billion people and 200 million households. The Indian pharmaceutical market is one of the fastest growing in the world and is expected to double in five years.

Patient Impact: India

As with many economies in transition, India has an increasing chronic disease burden, with a rapidly rising prevalence of obesity, diabetes and cardiovascular disease.



India



Thyroxine Sodium Tablets I.P.
Thyronorm
150 mcg
100 Tablets
Thyronorm

Patient: Dr. Madhuri Kulkarni
Product: Thyronorm
Location: Mumbai, India

Dr. Madhuri Kulkarni is one of the many patients who take *Thyronorm*, elsewhere known as *Synthroid*, to treat hypothyroidism (under-active thyroid). As a patient advocate, she is educating men and women in India about the symptoms and treatment of thyroid disease.






creon
pancre
creon 25.000
pancreatina
Uso oral
Uso adulto e pediátrico
Contém 30 cápsulas

Product:

Creon

Location:

Florianópolis, Brazil

Condition:

Exocrine Pancreatic Insufficiency

Patient:

Amanda Graciola

Amanda Graciola is like any teenage girl — she enjoys shopping and listening to pop music. She takes *Creon* for her exocrine pancreatic insufficiency, a condition often associated with cystic fibrosis.

Patient Impact:

An estimated 80 percent of cystic fibrosis patients have exocrine pancreatic insufficiency (EPI), which prevents them from digesting food properly. *Creon* is used to treat EPI.

Pharmaceuticals Highlights:

- **Expanded presence in emerging markets**
- **Created Established Products Division**
- **Augmented our late-stage pharmaceuticals pipeline**

In the United States, Abbott markets more than 35 medications across 20 different therapeutic areas. We have leadership positions in rheumatoid arthritis, Crohn's disease, psoriasis, cholesterol management, HIV and testosterone replacement.

Outside the United States, we market our proprietary pharmaceutical products, and in 2011, we launched our new Established Products Division (EPD), which is focused on maximizing our growing branded generics portfolio. Branded generic products have a reputation for quality, strong brand identity and patient trust.

In 2010, we evolved and strengthened our product portfolio with a mix of growth prospects that will continue to sustain us longer term. We enhanced R&D productivity, augmented our late-stage pipeline and expanded geographically to treat even more patients in the years ahead.

Strengthening our Global Position

Emerging economies are the world's fastest-growing markets and will serve as a significant source of growth over the next decade. These regions are expected to grow three times faster than developed markets, driven by evolving demographics, rising incomes, modernization of health systems and an increase in the treatment of chronic diseases. In 2010, we took a number of actions to further increase our emerging markets presence.

Our acquisition of Solvay's pharmaceutical business brought us a large portfolio of branded generic medicines and a strong presence in emerging markets.

Acquiring Piramal's Healthcare Solutions business vaulted us to the number-one pharmaceutical position in India, one of the fastest-growing pharmaceutical markets. Piramal's portfolio includes approximately 350 trusted branded generic products. Our agreement with Zydus Cadila also gave us licenses for 24 branded generic products.

We created EPD to enable us to maximize the strong commercial opportunities for branded generics outside the United States, with an emphasis on accelerating growth in emerging markets.

These actions give us the right commercial positioning to become one of the largest pharmaceutical companies in emerging markets. We expect roughly one-third of our global pharmaceutical sales will come from high-growth emerging markets within five years, up from nearly 25 percent today.

Advancing our Late-Stage Pharmaceutical Pipeline
Building and advancing our pipeline is a key driver to future growth. In Pharmaceuticals, we take a balanced approach to our R&D strategy, combining breakthrough research with lower-risk, value-added improvements to our current medicines. In 2010, we added a number of new assets to our late-stage pipeline. We also made progress in advancing our own internal pipeline, including unique compounds for cancer, autoimmune diseases, hepatitis C, cognitive disorders and pain management. By the end of 2011, we expect to have nearly 20 new molecular entities and indications in Phase II or III development.

Our acquisition of Facet Biotech Corporation gave us access to collaborations for several late-stage investigational compounds, including daclizumab, in Phase III development for multiple sclerosis, and elotuzumab, for multiple myeloma, a type of cancer found in bone marrow.

Bardoxolone is in late-stage development for chronic kidney disease, and Abbott has exclusive rights to develop the compound outside the United States, excluding certain Asian markets. Clinical studies suggest bardoxolone could be a significant improvement to the current standard of care and possibly prevent patients from progressing to later stages of the disease and dialysis.

We gained exclusive global rights to develop elagolix for endometriosis-related pain and uterine fibroids through another partnership. Endometriosis and uterine fibroids are prevalent conditions with few treatment options.

Leadership across our Portfolio
Our broad pharmaceutical portfolio includes leadership positions in a number of therapeutic areas.

Humira, Abbott's biologic for six different autoimmune diseases, is approved in 83 countries and treats nearly 500,000 patients worldwide. With the global penetration rates of biologics still low across indications, there continues to be significant potential for many more patients to benefit from treatment with *Humira*.

Our lipid franchise includes *Niaspan*, for raising HDL or "good cholesterol," and *TriCor/Trilipix*, for reducing triglycerides.

Abbott's pharmaceutical products also include: *Lupron Depot*, for the management of symptoms associated with advanced prostate cancer, endometriosis, uterine fibroids and precocious puberty; *Synthroid*, for thyroid disease; *Norvir* and *Kaletra*, for the treatment of HIV; *Creon*, for exocrine pancreatic insufficiency associated with cystic fibrosis and chronic pancreatitis; *AndroGel*, a testosterone replacement therapy for men; *Zemplar*, for a condition associated with chronic kidney disease; as well as a number of other brands marketed around the world.


2 Single-Use Prefilled Pens
HUMIRA PEN
(adalimumab)
40 mg / 0.8 mL
FOR SUBCUTANEOUS USE ONLY

Product:
Humira

Location:
Miami, Fla.

Condition:
Crohn's Disease

Patient:
Ramy Radwan

Following the diagnosis of moderate to severe Crohn's disease, a painful inflammatory disease of the intestines, Ramy Radwan found symptom relief with *Humira*. His experience with this disease reinforced his decision to study medicine.

Patient Impact:
Humira is approved to treat moderate to severe Crohn's disease and five additional autoimmune conditions.



Nutritional Products

Abbott offers some of the world's most trusted brands in pediatric nutrition, therapeutic nutrition and performance nutrition. We also provide specially formulated medical nutrition products for patients with unique dietary needs due to illness or injury.

Abbott's leadership in nutritional products is growing worldwide, helping people of all ages get the nutrition they need. Similac provides important nutrients for babies like the McGhee sextuplets.


Similac
EXPERT CARE
NeoSure
Similac
ADVANCE
Complete Nutrition
Similac
SENSITIVE

Key areas of nutrition:

- Pediatric Nutrition
- Therapeutic Nutrition
- Performance Nutrition

Nutrition Innovation

50+ well-known consumer brands

80+ proprietary innovations since 1995

Patient: Elijah, Issac, Josiah, Madison, Olivia and Rozonno McGhee Jr.
Product: Similac infant formula
Location: Columbus, Ohio

Feeding the six-month-old McGhee sextuplets is a full-time job. Their parents rely on Abbott's *Similac* infant formula to give them a healthy start.







Product:
Ensure

Location:
Moscow, Russia

Condition:
Surgical Recovery

Patient:
Sergey Knyazitenkov

Sergey Knyazitenkov suffered a broken leg while playing hockey. After his surgery, Sergey received *Ensure*, which provided quality protein and essential vitamins and minerals, to aid in his recovery.

Patient Impact:

Ensure formulas provide extra nutrition to aid in patient health by helping support muscle and bone health.

Nutritional Products Highlights:

- **Launched *Ensure* Muscle Health with *Revigor* and *PediaSure SideKicks***
- **Further expanded into international markets**

Abbott develops and markets science-based nutritional products to support the growth, health and wellness of people of all ages. With a strong commitment to innovation, Abbott prides itself on meeting the changing nutrition needs of consumers and health care professionals.

Abbott is also dedicated to developing therapeutic nutritional products for people with special dietary needs.

Our newly reformulated *Ensure* shakes offer a variety of nutrient blends to address a number of key health needs, including immune system support and muscle and bone health. When exercise alone is not enough, our new *Ensure* Muscle Health shake features *Revigor*, a source of the amino acid metabolite HMB, and protein to help rebuild muscle and strength lost naturally over time. Our *Glucerna* products, specially formulated for people with diabetes, contain unique carbohydrate blends to help manage blood glucose.

As a leader in the adult nutrition and nutritious snacks segment, we market products for active adults seeking convenient nutrition, including *Ensure, ZonePerfect, EAS* and *EAS Myoplex* brands.

Our leading pediatric product portfolio includes *Similac Advance*, an infant formula with immune-system supporting nucleotides, prebiotics and carotenoids — nutrients naturally found in breast milk; *Similac Go & Grow*, designed for older babies and toddlers; and *Similac Organic* formula. In 2010, we added the benefits of *EarlyShield* to our *Similac Sensitive* line for babies with formula-tolerance issues. We also market *PediaSure*, a complete, balanced nutritional formula for toddlers and children, and introduced *PediaSure SideKicks*, shakes designed to help kids fill their nutritional gaps. Our *Pedialyte* drinks replace vital minerals and nutrients lost due to diarrhea and vomiting.

Abbott is also the leading medical nutritional company in several emerging markets. In 2010, we launched *Ensure* and *Glucerna* in Russia and introduced our *Similac* infant formula product line into new geographies.

Growing populations and increasing personal incomes are driving demand for our nutritional products in markets such as China, Southeast Asia and Latin America. The fastest-growing segments are products for toddlers and children, including *Similac Advance* infant formula, *Gain Advance* formula for older infants and *PediaSure* formula for children.

Medical Devices

Abbott drives innovation in the fast-paced medical devices market. Our technology is advancing vision care, diabetes management and the treatment of vascular disease.

Millions of stents are implanted each year to help treat coronary artery disease in patients like Akira Kitamoto. Abbott is the leading manufacturer of coronary stents and guide wires.

17 million

people die from cardiovascular disease each year.

Abbott is a leader in vascular care with more than

100 brands

across more than 12 segments.

Japan is the second-largest drug-eluting stent market in the world after the United States with approximately

200,000

stent procedures performed each year.


Japan


Xience V
2.5

Patient: Akira Kitamoto
Product: Xience V
Location: Tokyo, Japan

After suffering two heart attacks, Akira Kitamoto's doctor treated him with *Xience V*, Abbott's market-leading drug-eluting stent. Prior to the procedure, he often experienced shortness of breath and chest discomfort, but now he has resumed playing golf and traveling.






TECNIS
AMO

Product:
Tecnis

Location:
Long Beach, Calif.

Condition:
Cataracts

Patient:
Art Gilford

After experiencing cloudy vision due to cataracts, Art Gilford had a corrective procedure to implant the *Tecnis* Multifocal intraocular lens. With better vision, he's improved his car detailing business.

Patient Impact:

15 million
cataract surgery procedures are performed worldwide each year.

Medical Devices Highlights:

- **Introduced new intraocular lenses and a new contact lens solution**
- **Received CE Mark for *Absorb*, the first drug-eluting bioresorbable vascular scaffold for CAD**
- **Launched *Xience V* in Japan**

In 2010, our medical devices business introduced new products and advanced a promising pipeline.

Vision Care

Abbott's vision care business offers a range of technologies to treat vision care ailments, such as cataracts, near-sightedness, far-sightedness and symptoms of chronic dry eye. In 2010, Abbott introduced two new intraocular lenses (IOLs), which replace the natural lens after cataract surgery. Abbott also offers a full line of contact lens care products, including the newly launched *RevitaLens Ocutec*, a multi-purpose disinfecting solution.

Cardiovascular Devices

Abbott is a leader in cardiac and vascular care with a premier pipeline and a broad portfolio.

Coronary artery disease (CAD) is the most common type of heart disease. It occurs when arteries that supply blood to the heart become blocked. Drug-eluting stents (DES) are placed in diseased arteries to reestablish blood flow and keep them open — an alternative to open-heart surgery.

Xience V and *Xience Prime* remain the market-leading drug-eluting stents in the world. In 2010, *Xience V* was launched in Japan, where it quickly took the leadership position.

In January 2011, we announced the European approval for *Absorb*, the world's first drug-eluting bioresorbable vascular scaffold (BVS) for CAD. *Absorb* has the potential to change the way physicians treat CAD, as it does what no DES has done — dissolve over time when the vessel is treated, much like sutures are absorbed after securing a wound.

We released compelling data for our *MitraClip* system, which is designed to repair a patient's leaking mitral heart valve. *MitraClip* is available in Europe and is an investigational device under U.S. FDA review.

Abbott also markets carotid stents, embolic protection devices, balloons, guide wires and vessel closure devices.

Diabetes Care

Globally, more than 220 million people have diabetes. People with diabetes can take steps to lower their risk of complications through careful management. Abbott markets blood glucose meters that are easy to use, require small blood samples and provide fast and accurate results.

Animal Health

Abbott leverages its strengths in human health to advance veterinary medicine. We market blood glucose monitoring systems for cats and dogs, as well as products for wound care and nutrition. Our surgical product line addresses veterinary needs in anesthesia, fluid therapy and medical devices.

Diagnostics

Abbott is a global leader in diagnostics. Health care professionals use our diagnostic systems and tests to protect the blood supply, monitor medication levels and assist in the diagnosis and treatment of disease.

Abbott's **portfolio of leading tests** provides the link between a patient's symptoms and a physician's diagnosis. Dr. Martin Kroll is one of the **thousands of doctors** who use Abbott tests to help diagnose patients.

More than **33 million** people worldwide live with HIV.

Abbott has marketed more than 20 HIV tests on six diagnostic testing platforms and has developed two protease inhibitors for the treatment of HIV.



An estimated 60 percent of all decisions regarding a patient's diagnosis and treatment, hospital admission and discharge are based on laboratory test results.



Physician: Dr. Martin Kroll
Product: Architect HIV Ag/Ab Combo Assay
Location: Boston, Mass.

Dr. Martin Kroll is committed to fighting HIV. He uses Abbott's *Architect* HIV Ag/Ab Combo assay, which can simultaneously detect HIV antigen and antibodies, allowing for earlier diagnosis. Earlier diagnosis helps him care for his patients faster.


Martin Kroll, M.D.
Chief
Laboratory Medicine





Product:

HLA Molecular Test

Location:

Prague, Czech Republic

Condition:

Transplant patient

Patient:

Lenka Ružicková

After being diagnosed with leukemia, Lenka Ružicková received a bone marrow transplant. Her doctor used a DNA-sequence-based HLA typing test to identify the best donor match out of the 15 million HLA-typed donors worldwide.

Patient Impact:

120,000 patients worldwide are in need of a bone marrow transplant.

Diagnostics Highlights:

- **Launched new tests to diagnose HIV and monitor ovarian cancer**
- **Introduced new molecular assays for colorectal cancer and hepatitis**

We continue to transform the practice of medical diagnostics through new products and systems that lower costs, improve productivity and enhance patient care. Our broad line of diagnostic instruments and tests is used worldwide in hospitals, large reference laboratories, small labs and clinics to diagnose a range of serious health concerns, including infectious diseases, cancer, diabetes and cardiac issues.

In 2010, we introduced a new test in the United States that changes the way patients are diagnosed with HIV. In addition to antibodies, Abbott's new *Architect* HIV Ag/Ab Combo assay detects the presence of the HIV antigen, allowing for diagnosis days before antibodies emerge, which is meaningful in controlling the spread of the infection. The earlier patients are diagnosed, the faster they can be treated. Abbott also launched a new assay that helps physicians better monitor ovarian cancer, which is important as 70 percent of all ovarian cancer patients will have a recurrence.

Our point-of-care hand-held diagnostic system provides physicians with the information they need to accelerate patient treatment decisions. With a few drops of blood, the *i-STAT* system provides results with the sensitivity needed to respond with immediate action. *i-STAT* is used by health care providers in nearly 1,000 emergency departments. It features tests for cardiac diagnosis and routine diagnostic assessments.

Our molecular diagnostic tests provide physicians with critical information based on the early detection of pathogens and subtle changes in a patient's genes and chromosomes. The tests' ability to provide highly accurate detection of viruses and bacteria allows for earlier diagnosis, selection of appropriate therapies and monitoring of disease progression.

We continue to explore opportunities in pharmacogenomics by developing DNA-based tests to identify patients likely to benefit from certain treatments. This may provide better information to physicians earlier in the disease progression. In 2010, Abbott introduced tests to diagnose colorectal cancer in Europe and hepatitis B and Chlamydia/gonorrhea in the United States.

Our *PlexID* High-Throughput Bioidentification System is changing the way viruses, bacteria, fungi and other microorganisms are identified. It has been used in research laboratories to alert health officials to new virus strains. It is also used in food testing, forensics and biological research.

Our commitment

We view our commitment to global citizenship as another opportunity to improve lives around the world.

Nearly 80 Abbott volunteers inspired more than 130 students and families during science workshops in Shanghai.



Abbott scientists are partnering with nonprofit organizations dedicated to treating neglected tropical diseases.



Through environmental education programs, Abbott and our nonprofit partners are teaching communities to protect water.

$625 million
invested in partnerships, product donations and patient assistance programs in 2010

5,000
Abbott compounds being screened against organisms that cause neglected diseases

1 million
students benefitted from Abbott-sponsored education programs in 2010

15%
reduction in carbon dioxide emissions in manufacturing by 2015

Abbott aligns our strategies for business growth and profitability with our citizenship and sustainability priorities. We work for the benefit of patients, consumers, shareholders and health care systems. We are redefining responsibility by empowering our people around the world to help develop innovative, sustainable solutions.

Our efforts have earned Abbott inclusion in the Dow Jones Sustainability Index — the leading benchmark for citizenship performance — for six consecutive years, and we continuously challenge ourselves to do more.

Abbott has established four strategic priorities to align citizenship activities with business operations: innovating for the future, enhancing access, protecting patients and consumers, and safeguarding the environment. These four priorities continue to help guide our day-to-day business decisions.

In 2010, we made significant progress toward redefining responsibility across our diverse mix of businesses. For instance, more than 1 million students and their families in five countries participated in our Family Science and *Operation Discovery* programs. Led by Abbott volunteers, these activities are designed to inspire the next generation of scientists.

We partnered with the Drugs for Neglected Diseases initiative (DNDi) to identify thousands of compounds in Abbott's research library that may help address tropical diseases that disproportionately impact the developing world. We also are working with leading nonprofit organizations on population-based approaches to limit the spread of these ailments.

We announced an aggressive five-year plan to decrease our environmental footprint. Our aim is to reduce carbon dioxide emissions by 15 percent and water use by 50 percent by the year 2015 from 2005 levels. We will meet these commitments through a variety of innovations including cogeneration (reuse of energy), alternative energy installations and process improvements.

We are partnering with governments, health care professional organizations and leaders to drive our citizenship priorities at the country level. This year, we conducted training workshops and initiated public-private partnerships in numerous markets, including Brazil, China, India, Ireland, Italy, Singapore, the United Kingdom, the United States and Vietnam.

For a copy of our Global Citizenship Report, please visit abbott.com/citizenship.

2010 Financial Report

Consolidated Statement of Earnings

(dollars and shares in thousands except per share data)

Year Ended December 31	2010	2009	2008
Net Sales	$35,166,721	$30,764,707	$29,527,552
Cost of products sold	14,665,192	13,209,329	12,612,022
Research and development	3,724,424	2,743,733	2,688,811
Acquired in-process research and development	313,200	170,000	97,256
Selling, general and administrative	10,376,324	8,405,904	8,435,624
Total Operating Cost and Expenses	29,079,140	24,528,966	23,833,713
Operating Earnings	6,087,581	6,235,741	5,693,839
Interest expense	553,135	519,656	528,474
Interest (income)	(105,453)	(137,779)	(201,229)
(Income) from the TAP Pharmaceutical Products Inc. joint venture	—	—	(118,997)
Net foreign exchange (gain) loss	(10,924)	35,584	84,244
Other (income) expense, net	(62,011)	(1,375,494)	(454,939)
Earnings from Continuing Operations Before Taxes	5,712,834	7,193,774	5,856,286
Taxes on Earnings from Continuing Operations	1,086,662	1,447,936	1,122,070
Earnings from Continuing Operations	4,626,172	5,745,838	4,734,216
Gain on Sale of Discontinued Operations, net of taxes	—	—	146,503
Net Earnings	$ 4,626,172	$ 5,745,838	$ 4,880,719
Basic Earnings Per Common Share —			
Continuing Operations	$ 2.98	$ 3.71	$ 3.06
Gain on Sale of Discontinued Operations, net of taxes	—	—	0.10
Net Earnings	$ 2.98	$ 3.71	$ 3.16
Diluted Earnings Per Common Share —			
Continuing Operations	$ 2.96	$ 3.69	$ 3.03
Gain on Sale of Discontinued Operations, net of taxes	—	—	0.09
Net Earnings	$ 2.96	$ 3.69	$ 3.12
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,546,400	1,546,983	1,545,355
Dilutive Common Stock Options and Awards	9,622	8,143	15,398
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options and Awards	1,556,022	1,555,126	1,560,753
Outstanding Common Stock Options Having No Dilutive Effect	29,403	66,189	30,579

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in thousands)

December 31	2010	2009	2008
Assets			
Current Assets:			
Cash and cash equivalents	$ 3,648,371	$ 8,809,339	$ 4,112,022
Investments, primarily time deposits and certificates of deposit	1,803,079	1,122,709	967,603
Restricted funds, primarily U.S. treasury bills	1,872,490	—	—
Trade receivables, less allowances of — 2010: $388,564; 2009: $311,546; 2008: $263,632	7,184,034	6,541,941	5,465,660
Inventories:			
Finished products	2,058,735	2,289,280	1,545,950
Work in process	383,580	448,487	698,140
Materials	746,419	527,110	531,759
Total inventories	3,188,734	3,264,877	2,775,849
Deferred income taxes	3,076,051	2,364,142	2,462,871
Other prepaid expenses and receivables	1,544,770	1,210,883	1,258,554
Total Current Assets	22,317,529	23,313,891	17,042,559
Investments	302,049	1,132,866	1,073,736
Property and Equipment, at Cost:			
Land	648,988	546,204	509,606
Buildings	4,334,236	4,010,439	3,698,861
Equipment	11,813,618	11,325,450	10,366,267
Construction in progress	577,460	604,813	613,939
	17,374,302	16,486,906	15,188,673
Less: accumulated depreciation and amortization	9,403,346	8,867,417	7,969,507
Net Property and Equipment	7,970,956	7,619,489	7,219,166
Intangible Assets, net of amortization	12,151,628	6,291,989	5,151,106
Goodwill	15,930,077	13,200,174	9,987,361
Deferred Income Taxes and Other Assets	790,027	858,214	1,945,276
	$59,462,266	$52,416,623	$42,419,204

Consolidated Balance Sheet

(dollars in thousands)

December 31	2010	2009	2008
Liabilities and Shareholders' Investment			
Current Liabilities:			
Short-term borrowings	$ 4,349,796	$ 4,978,438	$ 1,691,069
Trade accounts payable	1,535,759	1,280,542	1,351,436
Salaries, wages and commissions	1,328,665	1,117,410	1,011,312
Other accrued liabilities	6,014,772	4,363,032	4,216,742
Dividends payable	680,749	620,640	559,064
Income taxes payable	1,307,723	442,140	805,397
Obligation in connection with conclusion of the TAP Pharmaceutical Products Inc. joint venture	—	36,105	915,982
Current portion of long-term debt	2,044,970	211,182	1,040,906
Total Current Liabilities	17,262,434	13,049,489	11,591,908
Long-term Debt	12,523,517	11,266,294	8,713,327
Post-employment Obligations and Other Long-term Liabilities	7,199,851	5,202,111	4,595,278
Commitments and Contingencies			
Shareholders' Investment:			
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—	—
Common shares, without par value Authorized — 2,400,000,000 shares Issued at stated capital amount — Shares: 2010: 1,619,689,876; 2009: 1,612,683,987; 2008: 1,601,580,899	8,744,703	8,257,873	7,444,411
Common shares held in treasury, at cost — Shares: 2010: 72,705,928; 2009: 61,516,398; 2008: 49,147,968	(3,916,823)	(3,310,347)	(2,626,404)
Earnings employed in the business	18,927,101	17,054,027	13,825,383
Accumulated other comprehensive income (loss)	(1,366,846)	854,074	(1,163,839)
Total Abbott Shareholders' Investment	22,388,135	22,855,627	17,479,551
Noncontrolling Interests in Subsidiaries	88,329	43,102	39,140
Total Shareholders' Investment	22,476,464	22,898,729	17,518,691
	$59,462,266	$52,416,623	$42,419,204

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Shareholders' Investment

(dollars in thousands except per share data)

Year Ended December 31	2010	2009	2008
Common Shares:			
Beginning of Year			
Shares: 2010: 1,612,683,987; 2009: 1,601,580,899; 2008: 1,580,854,677	$ 8,257,873	$ 7,444,411	$ 6,104,102
Issued under incentive stock programs			
Shares: 2010: 7,005,889; 2009: 11,103,088; 2008: 20,726,222	305,947	530,373	1,001,507
Tax benefit from option shares and vesting			
of restricted stock awards (no share effect)	10,124	15,351	64,714
Share-based compensation	388,493	366,128	342,315
Issuance of restricted stock awards	(217,734)	(98,390)	(68,227)
End of Year			
Shares: 2010: 1,619,689,876; 2009: 1,612,683,987; 2008: 1,601,580,899	$ 8,744,703	$ 8,257,873	$ 7,444,411
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2010: 61,516,398; 2009: 49,147,968; 2008: 30,944,537	$ (3,310,347)	$ (2,626,404)	$ (1,213,134)
Private transaction in 2008			
Shares purchased: 15,176,500; Shares issued: 14,870,195	–	–	(378,931)
Issued under incentive stock programs			
Shares: 2010: 4,166,200; 2009: 2,477,853; 2008: 1,607,326	224,237	133,042	40,946
Purchased			
Shares: 2010: 15,355,730; 2009: 14,846,283; 2008: 19,504,452	(830,713)	(816,985)	(1,075,285)
End of Year			
Shares: 2010: 72,705,928; 2009: 61,516,398; 2008: 49,147,968	$ (3,916,823)	$ (3,310,347)	$ (2,626,404)
Earnings Employed in the Business:			
Beginning of Year	$17,054,027	$13,825,383	$10,805,809
Net earnings	4,626,172	5,745,838	4,880,719
Cash dividends declared on common shares			
(per share — 2010: $1.76; 2009: $1.60; 2008: $1.44)	(2,731,584)	(2,476,036)	(2,228,776)
Cost of common shares retired in excess of stated capital amount	(11,055)	(25,040)	(70,590)
Cost of treasury shares issued (above) below market value	(10,459)	(16,118)	438,221
End of Year	$18,927,101	$17,054,027	$13,825,383
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ 854,074	$ (1,163,839)	$ 2,081,763
Other comprehensive (loss) income	(2,220,920)	2,017,913	(3,245,602)
End of Year	$ (1,366,846)	$ 854,074	$ (1,163,839)
Comprehensive Income	$ 2,405,252	$ 7,763,751	$ 1,635,117
Noncontrolling Interests in Subsidiaries:			
Beginning of Year	$ 43,102	$ 39,140	$ 45,405
Noncontrolling Interests' share of income,			
business combinations, net of distributions and share repurchases	45,227	3,962	(6,265)
End of Year	$ 88,329	$ 43,102	$ 39,140

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

(dollars in thousands)

Year Ended December 31	2010	2009	2008
Cash Flow From (Used in) Operating Activities of Continuing Operations:			
Net earnings	$ 4,626,172	$ 5,745,838	$ 4,880,719
Less: Gain on sale of discontinued operations	—	—	146,503
Earnings from continuing operations	4,626,172	5,745,838	4,734,216
Adjustments to reconcile earnings from continuing operations to net cash from operating activities of continuing operations —			
Depreciation	1,207,450	1,210,977	1,051,728
Amortization of intangible assets	1,416,855	878,533	787,101
Derecognition of a contingent liability associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture	—	(797,130)	—
Share-based compensation	387,183	366,357	347,015
Gain on dissolution of the TAP Pharmaceutical Products Inc. joint venture	—	—	(94,248)
Acquired in-process research and development	313,200	170,000	97,256
Investing and financing (gains) losses, net	126,337	41,967	111,238
Trade receivables	(394,665)	(387,749)	(948,314)
Inventories	139,857	230,555	(257,476)
Prepaid expenses and other assets	553,145	(386,889)	436,218
Trade accounts payable and other liabilities	572,533	(374,715)	569,056
Income taxes	(212,086)	577,416	160,830
Net Cash From Operating Activities of Continuing Operations	8,735,981	7,275,160	6,994,620
Cash Flow From (Used in) Investing Activities of Continuing Operations:			
Acquisitions of businesses and technologies, net of cash acquired	(9,433,243)	(2,370,630)	(250,000)
Acquisitions of property and equipment	(1,015,075)	(1,089,048)	(1,287,724)
Sales of Boston Scientific common stock	—	—	318,645
Purchases of investment securities	(805,932)	(248,970)	(923,937)
Proceeds from sales of investment securities	954,361	16,306	130,586
Deposit of restricted funds	(1,870,000)	—	—
Other	(18,426)	(6,368)	(75,061)
Net Cash (Used in) Investing Activities of Continuing Operations	(12,188,315)	(3,698,710)	(2,087,491)
Cash Flow From (Used in) Financing Activities of Continuing Operations:			
(Repayments of) proceeds from issuance of short-term debt and other	(203,854)	3,217,331	(324,739)
Proceeds from issuance of long-term debt and debt with maturities over 3 months	4,000,000	3,000,000	—
Repayments of long-term debt and debt with maturities over 3 months	(1,673,998)	(2,483,176)	(913,948)
Purchases of common shares	(866,825)	(826,345)	(1,081,806)
Proceeds from stock options exercised, including income tax benefit	328,411	508,669	1,008,843
Dividends paid	(2,671,475)	(2,414,460)	(2,174,252)
Net Cash (Used in) From Financing Activities of Continuing Operations	(1,087,741)	1,002,019	(3,485,902)
Effect of exchange rate changes on cash and cash equivalents	(620,893)	118,848	(115,160)
Net cash provided from the sale of discontinued operations	—	—	349,571
Net (Decrease) Increase in Cash and Cash Equivalents	(5,160,968)	4,697,317	1,655,638
Cash and Cash Equivalents, Beginning of Year	8,809,339	4,112,022	2,456,384
Cash and Cash Equivalents, End of Year	$ 3,648,371	$ 8,809,339	$ 4,112,022

The accompanying notes to consolidated financial statements are an integral part of this statement.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nature of Business — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products.

Concentration of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations, except that three U.S. wholesalers accounted for 23 percent of trade receivables as of December 31, 2010 and 2009, and 27 percent of trade receivables as of December 31, 2008. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30, due to the time needed to consolidate these subsidiaries. In December 2009, a foreign subsidiary acquired certain technology that was accounted for as acquired in-process research and development. This transaction was recorded in 2009 due to the significance of the amount. No other events occurred related to these foreign subsidiaries in December 2010, 2009 and 2008 that materially affected the financial position, results of operations or cash flows.

Effective January 1, 2009, Abbott adopted SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," as codified in FASB ASC No. 810, "Consolidation" and accordingly, noncontrolling interests in subsidiaries are presented as a component of total equity as of December 31, 2010, 2009 and 2008.

Use of Estimates — The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, share-based compensation, derivative financial instruments, and inventory and accounts receivable exposures.

Revenue Recognition — Revenue from product sales is recognized upon passage of title and risk of loss to customers. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. Sales of product rights for marketable products are recorded as revenue upon disposition of the rights. Revenue from license of product rights, or for performance of research or selling activities, is recorded over the periods earned.

Income Taxes — Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. Interest and penalties on income tax obligations are included in taxes on income.

Earnings Per Share — Effective January 1, 2009, Abbott adopted FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," as codified in FASB ASC No. 260, "Earnings Per Share," which requires that unvested restricted stock units and awards that contain non-forfeitable rights to dividends be treated as participating securities and be included in the computation of earnings per share under the two-class method. Under the two-class method, net earnings are allocated between common shares and participating securities. Net earnings allocated to common shares in 2010 and 2009 were $4.613 billion and $5.733 billion, respectively. Net earnings allocated to common shares in 2008 were not significantly different than net earnings.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method.

Fair Value Measurements — For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Intangible assets, and goodwill and indefinite-lived intangible assets are reviewed for impairment at least on a quarterly and annual basis, respectively.

Notes to Consolidated Financial Statements

Share-Based Compensation — The value of stock options and restricted stock awards and units are amortized over their service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

Litigation — Abbott accounts for litigation losses in accordance with FASB ASC No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded.

Cash, Cash Equivalents and Investments — Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. Investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in Accumulated other comprehensive income (loss). Investments in equity securities that are not traded on public stock exchanges are recorded at cost. Investments in debt securities are classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and are reported at cost, net of any unamortized premium or discount. Income relating to these securities is reported as interest income.

Abbott reviews the carrying value of investments each quarter to determine whether an other than temporary decline in market value exists. Abbott considers factors affecting the investee, factors affecting the industry the investee operates in and general equity market trends. Abbott considers the length of time an investment's market value has been below carrying value and the near-term prospects for recovery to carrying value. When Abbott determines that an other than temporary decline has occurred, the investment is written down with a charge to Other (income) expense, net.

Trade Receivable Valuations — Accounts receivable are stated at their net realizable value. The allowance against gross trade receivables reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years (average 27 years)
Equipment	3 to 20 years (average 11 years)

Product Liability — Abbott accrues for product liability claims, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, when it is probable that a recovery will be realized. Prior to 2009, Abbott carried third-party insurance coverage in amounts that reflect historical loss experience, which did not include coverage for sizable losses. Beginning in 2009, product liability losses are self-insured.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Note 2 — Supplemental Financial Information

(dollars in millions)

Long-term Investments:	2010	2009	2008
Equity securities	$ 240	$ 153	$ 147
Note receivable from Boston Scientific, 4% interest	—	880	865
Other	62	100	62
Total	$ 302	$1,133	$1,074

The judgment entered by the U.S. District Court for the Eastern District of Texas against Abbott in its litigation with New York University and Centocor, Inc. requires Abbott to secure the judgment in the event that its appeal to the Federal Circuit court is unsuccessful in overturning the district court's decision. In 2010, Abbott deposited $1.87 billion with an escrow agent and considers these assets to be restricted.

Other (income) expense, net, for 2009 includes the derecognition of a contingent liability of $797 million associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture as discussed in Note 11, a $287 million gain from the settlement reached between Abbott and Medtronic, Inc. resolving all outstanding intellectual property litigation between the two parties and income from the recording of certain investments at fair value in connection with business acquisitions. Other (income) expense, net, for 2010, 2009 and 2008 also includes ongoing contractual payments from Takeda associated with the conclusion of the TAP joint venture and a gain in 2008 on the sale of an equity investment accounted for as an available-for-sale investment. In addition, Abbott recorded a gain of approximately $94 million in connection with the dissolution of the TAP joint venture in 2008.

(dollars in millions)

Other Accrued Liabilities:	2010	2009	2008
Accrued rebates payable to government agencies	$ 900	$ 641	$ 577
Accrued other rebates (a)	862	668	455
All other (b)	4,253	3,054	3,185
Total	$6,015	$4,363	$4,217

(a) Accrued wholesaler chargeback rebates of $216, $217 and $210 at December 31, 2010, 2009 and 2008, respectively, are netted in trade receivables because Abbott's customers are invoiced at a higher catalog price but only remit to Abbott their contract price for the products.

(b) 2010 includes acquisition consideration payable of $400 related to the acquisition of Piramal Healthcare Limited's Healthcare Solutions business.

Notes to Consolidated Financial Statements

(dollars in millions)

Post-employment Obligations and Other Long-term Liabilities:	2010	2009	2008
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$2,425	$2,394	$2,713
All other (c)	4,775	2,808	1,882
Total	$7,200	$5,202	$4,595

(c) 2010 includes acquisition consideration payable of $1,150 related to the acquisition of Piramal Healthcare Limited's Healthcare Solutions business.

(dollars in millions)

Comprehensive Income, net of tax:	2010	2009	2008
Foreign currency (loss) gain translation adjustments	$(2,291)	$2,295	$(2,208)
Net actuarial (losses) and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $(70) in 2010, $8 in 2009 and $638 in 2008	(59)	(260)	(987)
Unrealized gains (losses) on marketable equity securities, net of taxes of $(4) in 2009 and $28 in 2008	—	7	(49)
Net adjustments for derivative instruments designated as cash flow hedges	129	(24)	(2)
Other comprehensive (loss) income	(2,221)	2,018	(3,246)
Net Earnings	4,626	5,746	4,881
Comprehensive Income	$ 2,405	$7,764	$ 1,635

(dollars in millions)

Supplemental Accumulated Other Comprehensive Income Information, net of tax:	2010	2009	2008
Cumulative foreign currency translation (gain) adjustments	$ (744)	$(3,035)	$ (740)
Net actuarial losses and prior service cost and credits	2,220	2,161	1,901
Cumulative unrealized (gains) on marketable equity securities	(24)	(24)	(17)
Cumulative (gains) losses on derivative instruments designated as cash flow hedges	(85)	44	20

(dollars in millions)

Supplemental Cash Flow Information:	2010	2009	2008
Income taxes paid	$810	$635	$772
Interest paid	580	514	561

For the acquired *Lupron* business in 2008, as discussed in Note 11, Abbott recorded intangible assets, primarily *Lupron* product rights, of approximately $700 million, goodwill of approximately $350 million and deferred tax liabilities related to the intangible assets of approximately $260 million. Abbott also recorded a liability of approximately $1.1 billion relating to an agreement to remit cash to Takeda if certain research and development events are not achieved on the development assets retained by Takeda. Related deferred tax assets of approximately $410 million were also recorded. The sale of Abbott's equity interest in TAP resulted in the recording of net assets related to the *Lupron* business, primarily cash, receivables, inventory and other assets, net of accounts payable and other accrued liabilities, offset by a credit to Abbott's investment in TAP in the amount of approximately $280 million.

Note 3 — Financial Instruments, Derivatives and Fair Value Measures

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, totaling $1.3 billion, $2.0 billion and $129 million at December 31, 2010, 2009 and 2008, respectively, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2010 will be included in Cost of products sold at the time the products are sold, generally through the next twelve months. The amount of hedge ineffectiveness was not significant in 2010, 2009 and 2008.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies and Japanese yen, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar, European currencies and Japanese yen. At December 31, 2010, 2009 and 2008, Abbott held $10.8 billion, $7.5 billion and $8.3 billion, respectively, of such foreign currency forward exchange contracts.

Abbott has designated foreign denominated short-term debt as a hedge of the net investment in a foreign subsidiary of approximately $650 million, $575 million and $585 million as of December 31, 2010, 2009 and 2008, respectively. Accordingly, changes in the fair value of this debt due to changes in exchange rates are recorded in Accumulated other comprehensive income (loss), net of tax.

Abbott is a party to interest rate hedge contracts totaling $7.3 billion, $5.5 billion and $2.5 billion at December 31, 2010, 2009 and 2008, respectively, to manage its exposure to changes in the fair value of fixed-rate debt due 2011 through 2020. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount. No hedge ineffectiveness was recorded in income in 2010, 2009 and 2008 for these hedges.

Gross unrealized holding gains (losses) on available-for-sale equity securities totaled $40 million and $(1) million, respectively, at December 31, 2010; $42 million and $(3) million, respectively, at December 31, 2009 and $55 million and $(23) million, respectively, at December 31, 2008.

Notes to Consolidated Financial Statements

The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

(dollars in millions)	Fair Value - Assets				Fair Value - Liabilities			
	2010	2009	2008	Balance Sheet Caption	2010	2009	2008	Balance Sheet Caption
Interest rate swaps designated as fair value hedges	$138	$ 80	$170	Deferred income taxes and other assets	$ 36	$218	$ —	Post-employment obligations and other long-term liabilities
Interest rate swaps designated as fair value hedges	8	—	—	Other prepaid expenses and receivables	—	—	—	n/a
Foreign currency forward exchange contracts —								
Hedging instruments	16	—	—	Other prepaid	10	27	7	Other accrued
Others not designated as hedges	109	31	148	expenses and receivables	120	87	93	liabilities
Debt designated as a hedge of net investment in a foreign subsidiary	—	—	—	n/a	650	575	585	Short-term borrowings
	$271	$111	$318		$816	$907	$685	

The following table summarizes the activity for foreign currency forward exchange contracts designated as cash flow hedges, debt designated as a hedge of net investment in a foreign subsidiary and the amounts and location of income (expense) and gain (loss) reclassified into income and for certain other derivative financial instruments. The amount of hedge ineffectiveness was not significant in 2010, 2009 and 2008 for these hedges.

(dollars in millions)	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income			
	2010	2009	2008	2010	2009	2008	Income Statement Caption
Foreign currency forward exchange contracts designated as cash flow hedges	$170	$(65)	$ (7)	$ 63	$ (64)	$ (8)	Cost of products sold
Debt designated as a hedge of net investment in a foreign subsidiary	(75)	15	(212)	—	—	—	n/a
Interest rate swaps designated as fair value hedges	n/a	n/a	n/a	248	(309)	195	Interest expense
Foreign currency forward exchange contracts not designated as hedges	n/a	n/a	n/a	155	(106)	292	Net foreign exchange (gain) loss

The interest rate swaps are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The hedged debt is marked to market, offsetting the effect of marking the interest rate swaps to market.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

(dollars in millions)	2010		2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Investments:						
Available-for-sale equity securities	$ 240	$ 240	$ 153	$ 153	$ 147	$ 147
Note receivable	—	—	880	925	865	824
Other	62	43	100	79	62	56
Total Long-term Debt	(14,568)	(15,723)	(11,477)	(12,304)	(9,754)	(10,458)
Foreign Currency Forward Exchange Contracts:						
Receivable position	125	125	31	31	148	148
(Payable) position	(130)	(130)	(114)	(114)	(100)	(100)
Interest Rate Hedge Contracts:						
Receivable position	146	146	80	80	170	170
(Payable) position	(36)	(36)	(218)	(218)	—	—

Notes to Consolidated Financial Statements

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

(dollars in millions)		Basis of Fair Value Measurement		
December 31, 2010:	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Equity securities	$ 75	$ 75	$ —	$ —
Interest rate swap financial instruments	146	—	146	—
Foreign currency forward exchange contracts	125	—	125	—
Total Assets	$ 346	$ 75	$ 271	$ —
Fair value of hedged long-term debt	$7,444	$ —	$7,444	$ —
Interest rate swap financial instruments	36	—	36	—
Foreign currency forward exchange contracts	130	—	130	—
Contingent consideration related to business combinations	365	—	—	365
Total Liabilities	$7,975	$ —	$7,610	$365
December 31, 2009:				
Equity and other securities	$ 104	$ 75	$ —	$ 29
Interest rate swap financial instruments	80	—	80	—
Foreign currency forward exchange contracts	31	—	31	—
Total Assets	$ 215	$ 75	$ 111	$ 29
Fair value of hedged long-term debt	$5,362	$ —	$5,362	$ —
Interest rate swap financial instruments	218	—	218	—
Foreign currency forward exchange contracts	114	—	114	—
Total Liabilities	$5,694	$ —	$5,694	$ —
December 31, 2008:				
Equity and other securities	$ 144	$105	$ 10	$ 29
Interest rate swap financial instruments	170	—	170	—
Foreign currency forward exchange contracts	148	—	148	—
Total Assets	$ 462	$105	$ 328	$ 29
Fair value of hedged long-term debt	$2,670	$ —	$2,670	$ —
Foreign currency forward exchange contracts	100	—	100	—
Total Liabilities	$2,770	$ —	$2,770	$ —

The fair value of the debt was determined based on the face value of the debt adjusted for the fair value of the interest rate swaps, which is based on a discounted cash flow analysis. The fair value of the contingent consideration was determined based on an independent appraisal adjusted for the time value of money.

Notes to Consolidated Financial Statements

Note 4 — Post-Employment Benefits

Retirement plans consist of defined benefit, defined contribution and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

(dollars in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2010	2009	2008	2010	2009	2008
Projected benefit obligations, January 1	$ 6,852	$ 5,541	$ 5,783	$ 1,705	$ 1,443	$ 1,514
Service cost — benefits earned during the year	288	221	233	60	45	43
Interest cost on projected benefit obligations	421	368	353	101	94	92
Losses (gains), primarily changes in discount rates, plan design changes, law changes and differences between actual and estimated health care costs	565	747	(278)	(153)	175	(158)
Benefits paid	(289)	(251)	(241)	(74)	(58)	(68)
Acquisition of Solvay's pharmaceuticals business	1,045	—	—	28	—	—
Other, primarily foreign currency translation	(276)	226	(309)	6	6	20
Projected benefit obligations, December 31	$ 8,606	$ 6,852	$ 5,541	$ 1,673	$ 1,705	$ 1,443
Plans' assets at fair value, January 1	$ 5,812	$ 3,997	$ 5,667	$ 341	$ 266	$ 307
Actual return on plans' assets	782	1,096	(1,568)	55	62	(106)
Company contributions	525	862	285	74	71	133
Benefits paid	(289)	(251)	(241)	(74)	(58)	(68)
Acquisition of Solvay's pharmaceuticals business	763	—	—	—	—	—
Other, primarily foreign currency translation	(142)	108	(146)	—	—	—
Plans' assets at fair value, December 31	$ 7,451	$ 5,812	$ 3,997	$ 396	$ 341	$ 266
Projected benefit obligations greater than plans' assets, December 31	$(1,155)	$(1,040)	$(1,544)	$(1,277)	$(1,364)	$(1,177)
Long-term assets	$ 27	$ 21	$ 16	$ —	$ —	$ —
Short-term liabilities	(34)	(31)	(24)	—	—	—
Long-term liabilities	(1,148)	(1,030)	(1,536)	(1,277)	(1,364)	(1,177)
Net liability	$(1,155)	$(1,040)	$(1,544)	$(1,277)	$(1,364)	$(1,177)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):						
Actuarial losses, net	$ 2,879	$ 2,699	$ 2,554	$ 713	$ 685	$ 587
Prior service cost (credits)	30	34	38	(406)	(184)	(206)
Total	$ 2,909	$ 2,733	$ 2,592	$ 307	$ 501	$ 381

The projected benefit obligations for non-U.S. defined benefit plans was $3.0 billion, $2.0 billion and $1.3 billion at December 31, 2010, 2009 and 2008, respectively. The accumulated benefit obligations for all defined benefit plans was $7.5 billion, $5.8 billion and $4.7 billion at December 31, 2010, 2009 and 2008, respectively. For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2010, 2009 and 2008, the aggregate accumulated benefit obligations were $2.0 billion, $1.5 billion and $4.2 billion, respectively; the projected benefit obligations were $2.2 billion, $1.8 billion and $4.8 billion, respectively; and the aggregate plan assets were $1.1 billion, $780 million and $3.3 billion, respectively.

(dollars in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2010	2009	2008	2010	2009	2008
Service cost — benefits earned during the year	$ 288	$ 221	$ 233	$ 60	$ 45	$ 43
Interest cost on projected benefit obligations	421	368	353	101	94	92
Expected return on plans' assets	(571)	(506)	(487)	(31)	(24)	(33)
Amortization of actuarial losses	136	52	34	38	30	29
Amortization of prior service cost (credits)	4	4	4	(22)	(22)	(21)
Total cost	$ 278	$ 139	$ 137	$146	$123	$110

Notes to Consolidated Financial Statements

Other comprehensive income (loss) for 2010 includes amortization of actuarial losses and prior service cost of $136 million and $4 million, respectively, and net actuarial losses of $305 million for defined benefit plans and amortization of actuarial losses and prior service credits of $38 million and $22 million, respectively, and net actuarial gains of $177 million for medical and dental plans. Other comprehensive income (loss) for 2009 includes amortization of actuarial losses and prior service cost of $52 million and $4 million, respectively, and net actuarial losses of $197 million for defined benefit plans and amortization of actuarial losses and prior service credits of $30 million and $22 million, respectively, and net actuarial losses of $128 million for medical and dental plans. Other comprehensive income (loss) for 2008 includes amortization of actuarial losses and prior service cost of $34 million and $4 million, respectively, and net actuarial losses of $1.6 billion for defined benefit plans and amortization of actuarial losses and prior service credits of $29 million and $21 million, respectively, and net actuarial gains of $19 million for medical and dental plans. The pretax amount of actuarial losses and prior service cost (credits) included in Accumulated other comprehensive income (loss) at December 31, 2010 that is expected to be recognized in the net periodic benefit cost in 2011 is $174 million and $4 million, respectively, for defined benefit pension plans and $43 million and $(41) million, respectively, for medical and dental plans.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans are as follows:

	2010	2009	2008
Discount rate	5.4%	5.8%	6.7%
Expected aggregate average long-term change in compensation	5.1%	5.2%	4.3%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2010	2009	2008
Discount rate	5.8%	6.7%	6.2%
Expected return on plan assets	7.8%	8.2%	8.4%
Expected aggregate average long-term change in compensation	4.9%	4.3%	4.2%

The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2010	2009	2008
Health care cost trend rate assumed for the next year	7 %	7 %	7 %
Rate that the cost trend rate gradually declines to	5 %	5 %	5 %
Year that rate reaches the assumed ultimate rate	2016	2016	2012

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and is a forward projection of health care costs as of the measurement date. A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2010, by $240 million /$(194) million, and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $30 million /$(23) million.

The following table summarizes the bases used to measure defined benefit plans' assets at fair value:

(dollars in millions)		Basis of Fair Value Measurement		
	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2010:				
Equities:				
U.S. large cap (a)	$1,523	$1,499	$ 24	$ —
U.S. mid cap (b)	437	162	275	—
International (c)	1,552	758	794	—
Fixed income securities:				
U.S. government securities (d)	793	355	438	—
Corporate debt instruments (e)	524	237	286	1
Non-U.S. government securities (f)	758	172	586	—
Other (g)	40	20	19	1
Absolute return funds (h)	1,426	258	582	586
Commodities (i)	242	5	234	3
Other (j)	156	156	—	—
	$7,451	$3,622	$3,238	$591
December 31, 2009:				
Equities:				
U.S. large cap (a)	$1,267	$1,247	$ 20	$ —
U.S. mid cap (b)	339	105	234	—
International (c)	1,186	455	731	—
Fixed income securities:				
U.S. government securities (d)	753	321	430	2
Corporate debt instruments (e)	478	203	272	3
Non-U.S. government securities (f)	346	163	183	—
Other (g)	46	21	23	2
Absolute return funds (h)	1,296	237	536	523
Other (j)	101	74	27	—
	$5,812	$2,826	$2,456	$530

(a) A mix of index funds that track the S&P 500 (45 percent in 2010 and 40 percent in 2009) and separate actively managed equity accounts that are benchmarked to the Russell 1000 (55 percent in 2010 and 60 percent in 2009).
(b) A mix of index funds (75 percent) and separate actively managed equity accounts (25 percent) that track or are benchmarked to the S&P 400 midcap index.
(c) Primarily separate actively managed pooled investment accounts that are benchmarked to the MSCI and MSCI emerging market indices.
(d) Index funds not actively managed (45 percent in 2010 and 75 percent in 2009) and separate actively managed accounts (55 percent in 2010 and 25 percent in 2009).
(e) Index funds not actively managed (15 percent in 2010 and 75 percent in 2009) and separate actively managed accounts (85 percent in 2010 and 25 percent in 2009).
(f) Primarily United Kingdom, Japan and Irish government-issued bonds.
(g) Primarily mortgage backed securities.
(h) Primarily funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.
(i) Primarily investments in liquid commodity future contracts.
(j) Primarily cash and cash equivalents.

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company that are valued using significant other observable inputs are valued at the net asset value (NAV) provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry-recognized vendors. Absolute return funds and commodities are valued at the NAV provided by the fund administrator.

The following table summarizes the change in the value of assets that are measured using significant unobservable inputs:

(dollars in millions)	2010	2009
January 1	$530	$303
Transfers (out of) in from other categories	(37)	3
Actual return on plan assets:		
Assets on hand at year end	41	99
Assets sold during the year	(2)	(5)
Purchases, sales and settlements, net	59	130
December 31	$591	$530

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. The plans do not directly hold any securities of Abbott. There are no known significant concentrations of risk in the plans' assets. Abbott's medical and dental plans' assets are invested in a similar mix as the pension plan assets.

The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to IRS funding limitations. International pension plans are funded according to similar regulations. Abbott funded $525 million in 2010, $862 million in 2009 and $285 million in 2008 to defined pension plans. Abbott expects pension funding for its main domestic pension plan of $200 million annually.

Total benefit payments expected to be paid to participants, which includes payments funded from company assets as well as paid from the plans, are as follows:

(dollars in millions)	Defined Benefit Plans	Medical and Dental Plans
2011	$ 301	$ 81
2012	306	85
2013	318	87
2014	331	93
2015	350	99
2016 to 2020	2,071	595

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $147 million in 2010, $137 million in 2009 and $129 million in 2008.

Abbott provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

Note 5 — Taxes on Earnings

Taxes on earnings from continuing operations reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. Abbott does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $26.8 billion at December 31, 2010. It is not practicable to determine the amount of deferred income taxes not provided on these earnings. In the U.S., Abbott's federal income tax returns through 2005 are settled, and the income tax returns for years after 2005 are open. There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which are individually significant. Reserves for interest and penalties are not significant.

Earnings from continuing operations before taxes, and the related provisions for taxes on earnings from continuing operations, were as follows:

(dollars in millions)

Earnings From Continuing Operations Before Taxes:	2010	2009	2008
Domestic	$ (275)	$1,502	$ (81)
Foreign	5,988	5,692	5,937
Total	$5,713	$7,194	$5,856

Taxes on Earnings From Continuing Operations:	2010	2009	2008
Current:			
U.S. Federal, State and Possessions	$ 1,462	$ 194	$1,188
Foreign	835	521	782
Total current	2,297	715	1,970
Deferred:			
Domestic	(1,068)	905	(845)
Foreign	(142)	(172)	(3)
Total deferred	(1,210)	733	(848)
Total	$ 1,087	$1,448	$1,122

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2010	2009	2008
Statutory tax rate on earnings from continuing operations	35.0%	35.0%	35.0%
Benefit of lower foreign tax rates and tax exemptions	(19.4)	(16.4)	(16.7)
State taxes, net of federal benefit	0.4	1.0	0.2
Adjustments primarily related to resolution of prior years' accrual requirements	—	—	(0.5)
Domestic dividend exclusion	—	—	(0.6)
All other, net	3.0	0.5	1.8
Effective tax rate on earnings from continuing operations	19.0%	20.1%	19.2%

Notes to Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008, total deferred tax assets were $6.1 billion, $4.4 billion and $5.4 billion, respectively, and total deferred tax liabilities were $3.0 billion, $1.8 billion and $1.4 billion, respectively. Abbott has incurred losses in a foreign jurisdiction where realization of the future economic benefit is so remote that the benefit is not reflected as a deferred tax asset. Valuation allowances for recorded deferred tax assets were not significant. The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

(dollars in millions)	2010	2009	2008
Compensation and employee benefits	$ 1,327	$ 1,332	$ 1,496
Trade receivable reserves	525	369	434
Inventory reserves	293	251	261
Deferred intercompany profit	255	232	248
State income taxes	233	187	137
Depreciation	(64)	(93)	(64)
Acquired in-process research and development and other accruals and reserves not currently deductible	3,401	1,889	2,771
Other, primarily the excess of book basis over tax basis of intangible assets	(2,905)	(1,593)	(1,293)
Total	$ 3,065	$ 2,574	$ 3,990

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled.

(dollars in millions)	2010	2009	2008
January 1	$2,172	$1,523	$1,126
Increase due to current year tax positions	635	544	385
Increase due to prior year tax positions	171	234	418
Decrease due to current year tax positions	—	—	(25)
Decrease due to prior year tax positions	(94)	(90)	(240)
Settlements	(160)	(39)	(121)
Lapse of statute	—	—	(20)
December 31	$2,724	$2,172	$1,523

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $2.5 billion. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time it is not possible to estimate the range of change due to the uncertainty of the potential outcomes.

Note 6 — Segment and Geographic Area Information

Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Abbott's reportable segments are as follows:

Pharmaceutical Products — Worldwide sales of a broad line of pharmaceuticals. For segment reporting purposes, four pharmaceutical divisions are aggregated and reported as the Pharmaceutical Products segment.

Nutritional Products — Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products — Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories and alternate-care testing sites. For segment reporting purposes, three diagnostic divisions are aggregated and reported as the Diagnostic Products segment.

Vascular Products — Worldwide sales of coronary, endovascular and vessel closure products.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. For acquisitions prior to 2006, substantially all intangible assets and related amortization are not allocated to segments. The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

(dollars in millions)	Net Sales to External Customers (a)			Operating Earnings (a)			Depreciation and Amortization			Additions to Long-term Assets			Total Assets		
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Pharmaceuticals (b)	$19,894	$16,486	$16,708	$7,408	$6,443	$6,331	$ 993	$ 384	$ 323	$10,631	$ 239	$ 831	$22,816	$11,215	$10,356
Nutritionals	5,532	5,284	4,924	777	910	859	177	157	135	163	173	281	3,244	3,368	3,220
Diagnostics	3,794	3,578	3,575	559	406	375	244	282	312	319	453	270	3,462	3,688	3,218
Vascular (b)	3,194	2,692	2,241	910	557	205	252	238	240	528	611	489	5,390	5,403	4,822
Total Reportable Segments	32,414	28,040	27,448	$9,654	$8,316	$7,770	$1,666	$1,061	$1,010	$11,641	$1,476	$1,871	$34,912	$23,674	$21,616
Other	2,753	2,725	2,080												
Net Sales	$35,167	$30,765	$29,528												

(a) Net sales and operating earnings were favorably affected by the relatively weaker U.S. dollar in 2010 and 2008 and for 2009 were unfavorably affected by the relatively stronger U.S. dollar.

(b) Additions to long-term assets in 2010 for the Pharmaceutical Products segment include goodwill of $3,249 and intangibles of $7,261. Additions to long-term assets in 2010 and 2009 for the Vascular Products segment include goodwill of $310 and $158, respectively, and intangibles of $129 and $373, respectively. Additions to long-term assets in 2008 for the Pharmaceutical Products segment includes acquired intangible assets of $700 and for the Vascular Products segment includes goodwill of $321.

Notes to Consolidated Financial Statements

(dollars in millions)	2010	2009	2008
Total Reportable Segment Operating Earnings	$ 9,654	$8,316	$7,770
Corporate functions and benefit plans costs	(558)	(354)	(377)
Non-reportable segments	69	209	133
Net interest expense	(448)	(382)	(327)
Acquired in-process research and development	(313)	(170)	(97)
Share-based compensation	(387)	(366)	(347)
Other, net (c)	(2,304)	(59)	(899)
Consolidated Earnings from Continuing Operations Before Taxes	$ 5,713	$7,194	$5,856

(c) Other, net, for 2010 includes charges of $881 for integration, restructuring and other costs associated with the acquisitions of Solvay and Piramal and $189 for the impairment of the intangible asset related to sibutramine. Other, net, for 2009, includes the derecognition of a contingent liability of $797 established in connection with the conclusion of the TAP joint venture and a $287 gain from a patent litigation settlement.

(dollars in millions)	2010	2009	2008
Total Reportable Segment Assets	$34,912	$23,674	$21,616
Cash, investments and restricted funds	7,626	11,065	6,153
Current deferred income taxes	3,076	2,364	2,463
Non-reportable segments	5,385	5,371	1,094
All other, net, primarily goodwill and intangible assets not allocated to reportable segments	8,463	9,943	11,093
Total Assets	$59,462	$52,417	$42,419

(dollars in millions)	Net Sales to External Customers (d)			Long-term Assets		
	2010	2009	2008	2010	2009	2008
United States	$15,194	$14,453	$14,495	$16,769	$14,886	$14,271
Japan	2,025	1,590	1,249	1,172	1,161	1,046
Germany	1,846	1,481	1,381	5,950	6,914	5,833
The Netherlands	2,001	1,801	1,753	312	365	175
Italy	1,144	1,172	1,089	242	274	248
Canada	1,036	902	924	224	166	131
France	1,216	959	977	87	106	114
Spain	1,066	970	909	291	342	284
United Kingdom	888	779	725	1,272	1,095	1,008
All Other Countries	8,751	6,658	6,026	10,826	3,794	2,267
Consolidated	$35,167	$30,765	$29,528	$37,145	$29,103	$25,377

(d) Sales by country are based on the country that sold the product.

Note 7 — Litigation and Environmental Matters

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $3 million, and the aggregate cleanup exposure is not expected to exceed $15 million.

There are a number of patent disputes with third parties who claim Abbott's products infringe their patents. In April 2007, New York University (NYU) and Centocor, Inc. filed a lawsuit in the Eastern District of Texas asserting that *HUMIRA* infringes a patent co-owned by NYU and Centocor and exclusively licensed to Centocor. In June 2009, a jury found that Abbott had willfully infringed the patent and awarded NYU and Centocor approximately $1.67 billion in past compensatory damages. In October 2009, the district court overturned the jury's finding that Abbott's infringement was willful, but denied Abbott's request to overturn the jury's verdict on validity, infringement, and damages. In December 2009, the district court issued a final judgment and awarded the plaintiffs an additional $175 million in prejudgment interest. Abbott has appealed the jury's verdict. Abbott is confident in the merits of its case and believes that it will prevail on appeal. As a result, no reserves have been recorded in this case.

Within the next year, legal proceedings may occur that may result in a change in the estimated reserves recorded by Abbott. For its legal proceedings and environmental exposures Abbott estimates the range of possible loss to be from approximately $75 million to $115 million. The recorded reserve balance at December 31, 2010 for these proceedings and exposures was approximately $95 million. These reserves represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations, except for the patent case discussed in the second paragraph of this footnote, the resolution of which could be material to cash flows or results of operations.

In 2009, Abbott and Medtronic, Inc. reached a settlement resolving all outstanding intellectual property litigation between the two parties. Under the terms of the settlement, Medtronic paid Abbott $400 million. The settlement also includes a mutual agreement not to pursue additional litigation on current and future vascular products, subject to specific conditions and time limits. In connection with the settlement, Abbott recognized a gain of $287 million which is included in Other (income) expense, net. The remaining amounts are being recognized as royalty income as earned.

Notes to Consolidated Financial Statements

Note 8 — Incentive Stock Program

The 2009 Incentive Stock Program authorizes the granting of nonqualified stock options, replacement stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Stock options, replacement stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. In 2010, Abbott granted 1,597,276 stock options, 589,970 replacement stock options, 1,850,892 restricted stock awards and 6,099,307 restricted stock units under this program. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options vest equally over three years except for replacement options, which vest in six months. Options granted before January 1, 2005 included a replacement feature. Except for options outstanding that have a replacement feature, options granted after December 31, 2004 do not include a replacement feature. When an employee tenders mature shares to Abbott upon exercise of a stock option, a replacement stock option may be granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards and units are deemed satisfied. Restricted stock awards generally vest between 3 and 5 years and for restricted stock awards that vest over 5 years, no more than one-third of the award vests in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of restricted stock awards and units is recognized as expense over the service period. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott generally issues new shares for exercises of stock options. Abbott does not have a policy of purchasing its shares relating to its share-based programs.
At December 31, 2010, approximately 200 million shares were reserved for future grants. Subsequent to year-end, the reserve was reduced by approximately 24 million shares for stock options and restricted stock awards and units granted by the Board of Directors.

The number of restricted stock awards and units outstanding and the weighted-average grant-date fair value at December 31, 2009 and December 31, 2010 was 8,703,247 and $53.64 and 12,449,413 and $54.02, respectively. The number of restricted stock awards and units, and the weighted-average grant-date fair value, that were granted, vested and lapsed during 2010 were 7,950,199 and $54.15, 3,781,223 and $53.50 and 422,810 and $53.43, respectively. The fair market value of restricted stock awards and units vested in 2010, 2009 and 2008 was $203 million, $81 million and $76 million, respectively.

	Options Outstanding			Exercisable Options		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
December 31, 2009	118,860,121	$50.09	5.7	98,251,406	$49.16	5.2
Granted	2,187,246	56.38				
Exercised	(8,086,101)	43.61				
Lapsed	(3,039,578)	58.23				
December 31, 2010	109,921,688	$50.46	4.9	100,739,252	$50.06	4.6

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2010 was $194 million and $193 million, respectively. The total intrinsic value of options exercised in 2010, 2009 and 2008 was $77 million, $129 million and $314 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2010 amounted to approximately $270 million which is expected to be recognized over the next three years.

Total non-cash compensation expense charged against income in 2010, 2009 and 2008 for share-based plans totaled approximately $385 million, $365 million and $350 million, respectively, and the tax benefit recognized was approximately $119 million, $118 million and $117 million, respectively. Compensation cost capitalized as part of inventory is not significant.

The fair value of an option granted in 2010, 2009 and 2008 was $9.24, $9.28 and $11.42, respectively. The fair value of an option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	2.9%	2.7%	3.0%
Average life of options (years)	6.0	6.0	6.0
Volatility	22.0%	22.0%	24.0%
Dividend yield	3.2%	3.0%	2.6%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

Notes to Consolidated Financial Statements

Note 9 — Debt and Lines of Credit

The following is a summary of long-term debt at December 31:

(dollars in millions)	2010	2009	2008
1.51% Yen notes, due 2010	$ —	$ —	$ 157
3.75% Notes, due 2011	—	500	500
5.6% Notes, due 2011	—	1,500	1,500
5.15% Notes, due 2012	1,000	1,000	1,000
4.35% Notes, due 2014	500	500	500
2.7% Notes, due 2015	750	—	—
5.875% Notes, due 2016	2,000	2,000	2,000
5.6% Notes, due 2017	1,500	1,500	1,500
5.125% Notes, due 2019	2,000	2,000	—
4.125% Notes, due 2020	1,000	—	—
6.15% Notes, due 2037	1,000	1,000	1,000
6.0% Notes, due 2039	1,000	1,000	—
5.3% Notes, due 2040	1,250	—	—
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	524	266	556
Total, net of current maturities	12,524	11,266	8,713
Current maturities of long-term debt	2,045	211	1,041
Total carrying amount	$14,569	$11,477	$9,754

Principal payments required on long-term debt outstanding at December 31, 2010, are $2.0 billion in 2011, $1.0 billion in 2012, $301 million in 2013, $500 million in 2014, $750 million in 2015 and $9.8 billion thereafter.

At December 31, 2010, Abbott's long-term debt rating was AA by Standard & Poor's Corporation and A1 by Moody's Investors Service. Abbott has readily available financial resources, including unused lines of credit of $6.7 billion that support commercial paper borrowing arrangements of which a $3.0 billion facility expires in October 2012 and a $3.7 billion facility expires in 2013. Related compensating balances, which are subject to withdrawal by Abbott at its option, and commitment fees are not material. Abbott's weighted-average interest rate on short-term borrowings was 0.4% at December 31, 2010, 0.2% at December 31, 2009 and 0.5% at December 31, 2008.

Note 10 — Business Combinations, Technology Acquisitions and Related Transactions

On January 1, 2009, Abbott adopted the provisions of SFAS No. 141 (revised 2007), "Business Combinations," as codified in FASB ASC No. 805, "Business Combinations." Under ASC No. 805, acquired in-process research and development is accounted for as an indefinite-lived intangible asset until approval or discontinuation rather than as expense, acquisition costs in connection with an acquisition are expensed rather than added to the cost of an acquisition and the fair value of contingent consideration at the date of an acquisition is added to the cost of the acquisition.

On September 8, 2010, Abbott acquired Piramal Healthcare Limited's Healthcare Solutions business, a leader in the Indian branded generics market, for $2.2 billion, in cash, plus additional payments of $400 million annually in 2011, 2012, 2013 and 2014. Abbott recorded a $1.6 billion liability for the present value of the additional payments at the acquisition date. The acquisition was financed with current cash. The preliminary allocation of the fair value of the acquisition resulted in the recording of $2.7 billion of deductible acquired intangible assets and $1.0 billion of deductible goodwill. Acquired intangible assets consist primarily of trade names, customer relationships and associated rights and will be amortized over an average of 19 years. The allocation of the fair value of the acquisition will be finalized when the valuation is completed.

In February 2010, Abbott acquired Solvay's pharmaceuticals business (Solvay Pharmaceuticals) for approximately $6.1 billion, in cash, plus additional payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. Contingent consideration of approximately $290 million was recorded based on a preliminary valuation. The acquisition of Solvay Pharmaceuticals provides Abbott with a large and complementary portfolio of pharmaceutical products and expands Abbott's presence in key global emerging markets. Abbott acquired control of this business on February 15, 2010 and the financial results of the acquired operations are included in these financial statements beginning on that date. Net sales for the acquired operations for 2010 were approximately $3.1 billion. Pretax loss of the acquired operations, including acquisition, integration and restructuring expenses, for 2010 was approximately $395 million. The acquisition was funded with current cash and short-term investments. The preliminary allocation of the fair value of the acquisition is shown in the table below *(in billions of dollars)*. The allocation of the fair value of the acquisition will be finalized when the valuation is completed.

Goodwill, non-deductible	$ 2.2
Acquired intangible assets, non-deductible	4.1
Acquired in-process research and development, non-deductible	0.5
Acquired net tangible assets	0.7
Deferred income taxes recorded at acquisition	(1.1)
Total preliminary allocation of fair value	$ 6.4

Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 14 years (average of 11 years). Acquired in-process research and development is accounted for as indefinite lived intangible assets until regulatory approval or discontinuation. The net tangible assets acquired consist primarily of trade accounts receivable of approximately $675 million, inventory of approximately $390 million, property and equipment of approximately $725 million, net of assumed liabilities, primarily trade accounts payable, accrued compensation and other liabilities.

The following unaudited pro forma financial information reflects the consolidated results of operations of Abbott as if the acquisition of Solvay Pharmaceuticals had taken place on January 1, 2010 and January 1, 2009. The pro forma information includes adjustments for amortization of intangible assets and fair value adjustments to acquisition-date inventory as well as acquisition, integration and restructuring expenses. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date.

(in billions of dollars, except per share amounts)	2010	2009
Net sales	$35.8	$34.2
Net earnings	4.6	5.2
Diluted earnings per common share	2.96	3.36

Notes to Consolidated Financial Statements

In March 2010, Abbott acquired STARLIMS Technologies for approximately $100 million, in cash, net of cash held by STARLIMS, providing Abbott with leading products and expertise to build its position in laboratory informatics. A substantial portion of the fair value of the acquisition has been allocated to goodwill and amortizable intangible assets. The allocation of the fair value of the acquisition will be finalized when the valuation is completed.

In April 2010, Abbott acquired the outstanding shares of Facet Biotech Corporation for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhances Abbott's early- and mid-stage pharmaceutical pipeline, including a biologic for multiple sclerosis and compounds that complement Abbott's oncology program. A substantial portion of the fair value of the acquisition has been allocated to acquired in-process research and development that is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation.

In February 2009, Abbott acquired the outstanding shares of Advanced Medical Optics, Inc. (AMO) for approximately $1.4 billion in cash, net of cash held by AMO. Prior to the acquisition, Abbott held a small investment in AMO. Abbott acquired AMO to take advantage of increasing demand for vision care technologies due to population growth and demographic shifts and AMO's premier position in its field. Abbott acquired control of this business on February 25, 2009 and the financial results of the acquired operations are included in these financial statements beginning on that date. The acquisition was financed with long-term debt. The allocation of the fair value of the acquisition is shown in the table below:

(dollars in billions)	
Goodwill, non-deductible	$ 1.7
Acquired intangible assets, non-deductible	0.9
Acquired in-process research and development, non-deductible	0.2
Acquired net tangible assets	0.4
Acquired debt	(1.5)
Deferred income taxes recorded at acquisition	(0.3)
Total allocation of fair value	$ 1.4

Acquired intangible assets consist of established customer relationships, developed technology and trade names and are amortized over 2 to 30 years (average of 15 years). Acquired in-process research and development is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation. The net tangible assets acquired consist primarily of trade accounts receivable, inventory, property and equipment and other assets, net of assumed liabilities, primarily trade accounts payable, accrued compensation and other liabilities. In addition, subsequent to the acquisition, Abbott repaid substantially all of the acquired debt of AMO.

In October 2009, Abbott acquired 100 percent of Visiogen, Inc. for $400 million, in cash, providing Abbott with a next-generation accommodating intraocular lens (IOL) technology to address presbyopia for cataract patients. The allocation of the fair value of the acquisition resulted in non-deductible acquired in-process research and development of approximately $200 million which is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation, non-deductible definite-lived intangible assets of approximately $24 million and goodwill of approximately $200 million.

In October 2009, Abbott acquired Evalve, Inc. for $320 million, in cash, plus an additional payment of $90 million to be made upon completion of certain regulatory milestones. Abbott acquired Evalve to obtain a presence in the growing area of non-surgical treatment for structural heart disease. Including a previous investment in Evalve, Abbott has acquired 100 percent of the outstanding shares of Evalve. In connection with the acquisition, the carrying amount of this investment was revalued to fair value resulting in recording $28 million of income, which is reported as Other (income) expense, net. The allocation of the fair value of the acquisition resulted in non-deductible definite-lived intangible assets of approximately $140 million, non-deductible acquired in-process research and development of approximately $220 million which is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation, goodwill of approximately $100 million and deferred income taxes of approximately $110 million. Acquired intangible assets consist of developed technology and will be amortized over 11 years.

In January 2009, Abbott acquired Ibis Biosciences, Inc. (Ibis) for $175 million, in cash, to expand Abbott's position in molecular diagnostics for infectious disease. Including a $40 million investment in Ibis in 2008, Abbott has acquired 100 percent of the outstanding shares of Ibis. A substantial portion of the fair value of the acquisition has been allocated to goodwill and amortizable intangible assets, and acquired in-process research and development which is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation. The investment in Ibis in 2008 resulted in a charge to acquired in-process research and development. In connection with the acquisition, the carrying amount of this investment was revalued to fair value resulting in recording $33 million of income, which is reported as Other (income) expense, net.

Except for the acquisition of Solvay Pharmaceuticals, had the above acquisitions taken place on January 1 of the previous year, consolidated net sales and income would not have been significantly different from reported amounts.

In 2010, Abbott entered into an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to a product in development for the treatment of chronic kidney disease resulting in a charge to acquired in-process research and development of $238 million. In addition, Abbott acquired an equity interest of approximately $62 million. An additional equity interest and additional milestone payments could be required upon the achievement of certain development and regulatory milestones. In 2010, Abbott also entered into an agreement to develop and commercialize a product for the treatment of endometriosis resulting in a charge to acquired in-process research and development of $75 million. Additional payments of approximately $500 million could be required for the achievement of certain development, regulatory and commercial milestones.

In 2009, Abbott acquired the global rights to a novel biologic for the treatment of chronic pain for $170 million, in cash, resulting in a charge to acquired in-process research and development.

Notes to Consolidated Financial Statements

Note 11 — Conclusion of TAP Pharmaceutical Products Inc. Joint Venture and Sale of Abbott's Spine Business

On April 30, 2008, Abbott and Takeda concluded their TAP Pharmaceutical Products Inc. (TAP) joint venture, evenly splitting the value and assets of the joint venture. Abbott exchanged its 50 percent equity interest in TAP for the assets, liabilities and employees related to TAP's *Lupron* business. Subsequent to the conclusion of the joint venture, TAP was merged into two Takeda entities. The exchange of Abbott's investment in TAP for TAP's *Lupron* business resulted in a gain at closing of approximately $94 million. The Internal Revenue Service has issued a private letter ruling that the transaction qualifies as tax-free for U.S. income tax purposes.

Beginning on May 1, 2008, Abbott began recording U.S. *Lupron* net sales and costs in its operating results and no longer records income from the TAP joint venture. TAP's sales of *Lupron* were $182 million for the four months ended April 30, 2008. Abbott also receives payments based on specified development, approval and commercial events being achieved with respect to products retained by Takeda and payments from Takeda based on sales of products retained by Takeda, which are recorded by Abbott as Other (income) expense, net when the specified event is achieved or as the applicable sales are made.

The exchange transaction was accounted for as a sale of Abbott's equity interest in TAP and as an acquisition of TAP's Lupron business. The sale of Abbott's equity interest in TAP resulted in the recording of net assets related to the Lupron business, primarily cash, receivables, inventory and other assets, net of accounts payable and other accrued liabilities, offset by a credit to Abbott's investment in TAP in the amount of approximately $280 million.

For the acquired *Lupron* business, Abbott recorded intangible assets, primarily *Lupron* product rights, of approximately $700 million, goodwill of approximately $350 million and deferred tax liabilities related primarily to the intangible assets of approximately $260 million. The intangible assets are being amortized over 15 years. Abbott agreed to remit cash to Takeda if certain research and development events were not achieved on the development assets retained by Takeda. These amounts were recorded as a liability at closing in the amount of approximately $1.1 billion. Related deferred tax assets of approximately $410 million were also recorded. Of the $1.1 billion, Abbott made tax-deductible payments of $36 million, $83 million and $200 million in 2010, 2009 and 2008. In 2009 events occurred resulting in the remaining payments not being required and the remaining liability in the amount of $797 million was derecognized and recorded as income in Other (income) expense, net.

In 2008, Abbott sold its spine business for approximately $360 million in cash, resulting in an after-tax gain of approximately $147 million which is presented as Gain on sale of discontinued operations, net of taxes, in the accompanying statement of income. The operations and financial position of the spine business are not presented as discontinued operations because the effects would not be significant.

Note 12 — Goodwill and Intangible Assets

Abbott recorded goodwill of approximately $3.4 billion in 2010 related to the acquisitions of Solvay's pharmaceuticals business, Piramal Healthcare Limited's Healthcare Solutions business, Facet Biotech and STARLIMS Technologies. Goodwill related to the Solvay, Piramal and Facet acquisitions was allocated to the Pharmaceutical Products segment. In addition, in 2010, Abbott paid $250 million to Boston Scientific as a result of the approval to market the *Xience V* drug-eluting stent in Japan, resulting in an increase in goodwill in the Vascular Products segment. Abbott recorded goodwill of approximately $2.2 billion in 2009 related to the acquisitions of Advanced Medical Optics, Inc., Ibis Biosciences, Inc., Visiogen, Inc. and Evalve, Inc. Goodwill of approximately $120 million related to the Ibis acquisition was allocated to the Diagnostic Products segment and goodwill of approximately $160 million related to the Evalve acquisition was allocated to the Vascular Products segment. In connection with the dissolution of the TAP Pharmaceutical Products Inc. (TAP) joint venture in 2008, Abbott recorded approximately $350 million of goodwill related to the Pharmaceutical Products segment. In 2008, Abbott paid $250 million to Boston Scientific as a result of the FDA's approval to market the *Xience V* drug-eluting stent in the U.S., resulting in an increase in goodwill in the Vascular Products segment. Foreign currency translation and other adjustments (decreased) increased goodwill in 2010, 2009 and 2008 by $(879) million, $997 million and $(677) million, respectively. The amount of goodwill related to reportable segments at December 31, 2010 was $9.4 billion for the Pharmaceutical Products segment, $208 million for the Nutritional Products segment, $383 million for the Diagnostic Products segment, and $2.6 billion for the Vascular Products segment. Goodwill was reduced by approximately $64 million in connection with the sale of Abbott's spine business in 2008. There were no other significant reductions of goodwill relating to impairments or disposal of all or a portion of a business.

The gross amount of amortizable intangible assets, primarily product rights and technology was $17.3 billion, $10.8 billion and $9.4 billion as of December 31, 2010, 2009 and 2008, respectively, and accumulated amortization was $6.5 billion, $5.1 billion and $4.2 billion as of December 31, 2010, 2009 and 2008, respectively. Indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, were approximately $1.4 billion and $610 million at December 31, 2010 and 2009, respectively. The estimated annual amortization expense for intangible assets recorded at December 31, 2010 is approximately $1.6 billion in 2011, $1.3 billion in 2012, $1.1 billion in 2013, $895 million in 2014 and $790 million in 2015. Amortizable intangible assets are amortized over 2 to 30 years (average 12 years).

Note 13 — Restructuring Plans

In 2010, Abbott management approved a restructuring plan primarily related to the acquisition of Solvay's pharmaceuticals business. This plan streamlines operations, improves efficiencies and reduces costs in certain Solvay sites and functions as well as in certain Abbott and Solvay commercial organizations in various countries. Action plans have been identified and most are expected to be implemented within the next two years. This plan will result in pretax charges of approximately $810 million to $970 million over the life of the plan. These charges include employee-related costs of approximately $650 million, accelerated depreciation and asset write-downs of approximately $105 million, and other related exit costs of up to approximately $215 million, mainly related to discontinuation of certain research and development programs and product transfers. Under this plan, Abbott recorded charges to Cost of products sold, Research and

Notes to Consolidated Financial Statements

development and Selling, general and administrative of approximately $99 million, $152 million and $272 million, respectively. Additional charges of $12 million were subsequently recorded primarily for accelerated depreciation. The following summarizes the activity for this restructuring:

(dollars in millions)	
2010 restructuring charge	$ 523
Payments, impairments and other adjustments	(113)
Accrued balance at December 31, 2010	$ 410

In 2010 and prior years, Abbott management approved plans to realign its worldwide pharmaceutical and vascular manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2010, 2009 and 2008, Abbott recorded charges of approximately $56 million, $114 million and $36 million, respectively, reflecting the impairment of manufacturing facilities and other assets, employee severance and other related charges. Approximately $56 million in 2010 is classified as Cost of products sold and $114 million and $36 million in 2009 and 2008, respectively, are classified as Selling, general and administrative. An additional $13 million, $47 million and $81 million were subsequently recorded in 2010, 2009 and 2008, respectively, relating to these restructurings, primarily for accelerated depreciation. The following summarizes the activity for these restructurings:

(dollars in millions)	
Accrued balance at January 1, 2008	$ 194
2008 restructuring charges	36
Payments, impairments and other adjustments	(125)
Accrued balance at December 31, 2008	105
2009 restructuring charges	114
Payments, impairments and other adjustments	(74)
Accrued balance at December 31, 2009	145
2010 restructuring charges	56
Payments and other adjustments	(124)
Accrued balance at December 31, 2010	$ 77

In 2008, Abbott management approved a plan to streamline global manufacturing operations, reduce overall costs, and improve efficiencies in Abbott's core diagnostic business. In 2008, Abbott recorded a charge to Cost of products sold of approximately $129 million under the plan. Additional charges of approximately $60 million, $54 million and $16 million were recorded in 2010, 2009 and 2008, respectively, relating to this restructuring, primarily for accelerated depreciation and product transfer costs. Additional charges will be incurred through 2011 as a result of product re-registration timelines required under manufacturing regulations in a number of countries and product transition timelines. The following summarizes the activity for this restructuring:

(dollars in millions)	
2008 restructuring charge	$129
Payments and other adjustments	(19)
Accrued balance at December 31, 2008	110
Payments and other adjustments	(12)
Accrued balance at December 31, 2009	98
Payments and other adjustments	(10)
Accrued balance at December 31, 2010	$ 88

Note 14 — Subsequent Event

In January 2011, Abbott management approved a restructuring plan to streamline manufacturing and commercial operations, improve efficiencies and reduce costs in the pharmaceutical business. This plan will result in pre-tax charges of approximately $295 million over the next several years based on the timing of events, including product transfers. Approximately $165 million of the charges are forecast to occur in 2011, with about $140 million projected in the first quarter of 2011.

Note 15 — Quarterly Results (Unaudited)

(dollars in millions except per share data)	2010	2009	2008
First Quarter			
Net Sales	$7,698.4	$6,718.4	$6,765.6
Gross Profit	4,363.2	3,782.4	3,804.5
Net Earnings	1,003.0	1,438.6	937.9
Basic Earnings Per Common Share (a)	.65	.93	.61
Diluted Earnings Per Common Share (a)	.64	.92	.60
Market Price Per Share-High	56.79	57.39	61.09
Market Price Per Share-Low	52.21	44.10	50.09
Second Quarter			
Net Sales	$8,826.0	$7,494.9	$7,314.0
Gross Profit	5,282.1	4,365.9	4,194.4
Net Earnings	1,291.7	1,288.1	1,322.0
Basic Earnings Per Common Share (a)	.83	.83	.86
Diluted Earnings Per Common Share (a)	.83	.83	.85
Market Price Per Share-High	53.25	48.37	57.04
Market Price Per Share-Low	45.26	41.27	50.09
Third Quarter			
Net Sales	$8,674.5	$7,761.3	$7,497.7
Gross Profit	4,933.4	4,401.2	4,144.8
Net Earnings	890.7	1,480.4	1,084.6
Basic Earnings Per Common Share (a)	.58	.95	.70
Diluted Earnings Per Common Share (a)	.57	.95	.69
Market Price Per Share-High	52.86	49.69	60.78
Market Price Per Share-Low	44.59	43.45	52.63
Fourth Quarter			
Net Sales	$9,967.8	$8,790.1	$7,950.3
Gross Profit	5,922.8	5,005.9	4,771.9
Net Earnings	1,440.8	1,538.7	1,536.2
Basic Earnings Per Common Share (a)	.93	.99	.99
Diluted Earnings Per Common Share (a)	.92	.98	.98
Market Price Per Share-High	53.75	54.97	59.93
Market Price Per Share-Low	46.03	48.41	45.75

(a) The sum of the quarters' basic earnings per share for 2010 and 2009 and diluted earnings per share for 2009 do not add to the full year earnings per share amounts due to rounding.

Management Report on Internal Control Over Financial Reporting

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As allowed by SEC guidance, management excluded from its assessment the 2010 acquisitions of Solvay's pharmaceuticals business and Piramal Healthcare Limited's Healthcare Solutions business which accounted for approximately 20 percent of consolidated total assets and 9 percent of consolidated net sales as of and for the year ended December 31, 2010. Based on our assessment, we believe that, as of December 31, 2010, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 60.

Miles D. White
Chairman of the Board and Chief Executive Officer

Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer

Greg W. Linder
Vice President and Controller

February 18, 2011

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the "Company") as of December 31, 2010, 2009, and 2008, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010, 2009, and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, the Company adopted the provisions of a new accounting standard relating to business combinations in 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Chicago, Illinois
February 18, 2011

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the internal control over financial reporting of Abbott Laboratories and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management Report on Internal Control Over Financial Reporting, management excluded from its assessment the 2010 acquisitions of Solvay's pharmaceuticals business and Piramal Healthcare Limited's Healthcare Solutions business which accounted for approximately 20 percent of consolidated total assets and 9 percent of consolidated net sales as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Solvay's pharmaceuticals business or Piramal Healthcare Limited's Healthcare Solutions business. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2010 and our report dated February 18, 2011 expresses an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company's adoption of a new accounting standard in 2009.

Deloitte & Touche LLP
Chicago, Illinois
February 18, 2011

Financial Instruments and Risk Management

Market Price Sensitive Investments

Abbott holds available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $75 million as of December 31, 2010 and 2009. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in value occurs. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2010 by approximately $15 million. (A 20 percent decrease is believed to be a reasonably possible near-term change in share prices.)

Non-Publicly Traded Equity Securities

Abbott holds equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $165 million and $78 million as of December 31, 2010 and 2009, respectively. Except for one equity investment recorded at $62 million, no other individual investment is in excess of $18 million. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

Interest Rate Sensitive Financial Instruments

At December 31, 2010 and 2009, Abbott had interest rate hedge contracts totaling $7.3 billion and $5.5 billion, respectively, to manage its exposure to changes in the fair value of debt due in 2011 through 2020. The effect of these hedges is to change the fixed interest rate to a variable rate. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. At December 31, 2010, Abbott had $2.6 billion of domestic commercial paper outstanding with an average annual interest rate of 0.27% with an average remaining life of 24 days. The fair value of long-term debt at December 31, 2010 and 2009 amounted to $15.7 billion and $12.3 billion, respectively (average interest rates of 5.2% and 5.3%, respectively) with maturities through 2040. At December 31, 2010 and 2009, the fair value of current and long-term investment securities amounted to approximately $2.1 billion. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or market values. (A 100-basis point change is believed to be a reasonably possible near-term change in rates.)

Foreign Currency Sensitive Financial Instruments

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2010 and 2009, Abbott held $10.8 billion and $7.5 billion, respectively, of such contracts, which mature in the next twelve months.

In addition, certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve months. At December 31, 2010 and 2009, Abbott held $1.3 billion and $2.0 billion, respectively, of such contracts, which all mature in the following calendar year.

Abbott has designated foreign denominated short-term debt of approximately $650 million and approximately $575 million as of December 31, 2010 and 2009, respectively, as a hedge of the net investment in a foreign subsidiary. Accordingly, changes in the fair value of this debt due to changes in exchange rates are recorded in Accumulated other comprehensive income (loss), net of tax.

The following table reflects the total foreign currency forward contracts outstanding at December 31, 2010 and 2009:

			2010			2009
(dollars in millions)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Receive primarily U.S. Dollars in exchange for the following currencies:						
Euro	$ 5,803	1.347	$ 16	$4,045	1.482	$(20)
British Pound	1,422	1.581	2	1,246	1.658	(2)
Japanese Yen	2,256	82.7	(2)	2,057	89.8	(46)
Canadian Dollar	538	1.021	4	448	1.064	(4)
All other currencies	2,090	N/A	(25)	1,714	N/A	(11)
Total	$12,109		$ (5)	$9,510		$(83)

Financial Review

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract or by a pharmacy benefit manager most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's primary products are prescription pharmaceuticals, nutritional products, diagnostic testing products and vascular products. Sales in international markets are approximately 55 percent of consolidated net sales.

Continued robust growth of *HUMIRA* after the worldwide launch of additional indications, the acquisitions of Solvay's pharmaceuticals business (Solvay Pharmaceuticals), Piramal Healthcare Limited's Healthcare Solutions business, and Advanced Medical Optics, Inc., the launch of the *Xience V* drug eluting stent, the conclusion of the TAP Pharmaceutical Products Inc. joint venture, the loss of patent protection for some pharmaceutical products, and the challenging economic environment in many countries around the world have impacted Abbott's sales, costs and financial position over the last three years.

Pharmaceutical research and development is focused on therapeutic areas that include immunology, oncology, neuroscience, pain management, hepatitis C (HCV), chronic kidney disease and women's health. In 2003, Abbott began the worldwide launch of *HUMIRA* for rheumatoid arthritis, followed by launches for five additional indications, which increased *HUMIRA's* worldwide sales to $6.5 billion in 2010 compared to $5.5 billion in 2009, and $4.5 billion in 2008. Abbott forecasts growth in the low teens for worldwide *HUMIRA* sales in 2011. Abbott is studying additional indications for *HUMIRA*. Substantial research and development and selling support has been and continues to be dedicated to maximizing the worldwide potential of *HUMIRA*. Increased generic competition has resulted in U.S. *Depakote* sales declining from $1.3 billion in 2008 to $161 million in 2010. Austerity measures implemented by several European countries reduced healthcare spending and affected pharmaceutical pricing in the second half of 2010 and that impact is expected to continue for all of 2011.

In February 2010, Abbott acquired Solvay Pharmaceuticals which provided Abbott with a large and complementary portfolio of pharmaceutical products and expanded Abbott's presence in key global emerging markets. The acquisition added approximately $3.1 billion to Abbott's 2010 total sales, primarily outside the U.S. In 2010, Abbott recorded approximately $710 million of expense related to the integration of the Solvay business and a restructuring plan announced in September to streamline operations, improve efficiencies and reduce costs primarily in certain Solvay sites and functions. The restructuring plan is further described below. In September 2010 Abbott completed the acquisition of Piramal's Healthcare Solutions business, propelling Abbott to market leadership in the Indian pharmaceutical market and further accelerating the company's growth in emerging markets.

In 2007, Abbott's nutritional products businesses were reorganized into a worldwide business to better leverage the opportunities available for strong nutritional brands. Significant efforts have been focused on capturing those opportunities, particularly in developing markets where growth has been strong.

In 2008, Abbott received FDA approval to market the *Xience V* drug eluting stent in the U.S. and in 2006 received European Union approval. *Xience V* became the market-leading drug eluting stent in the U.S. in the fourth quarter of 2008. In June 2009, *Xience PRIME*, Abbott's next generation drug eluting stent, received CE Mark approval and was launched in Europe in August 2009. Abbott received approval to market *Xience V* in Japan in January 2010 and *Xience V* became the market-leading drug eluting stent in Japan in the second quarter of 2010.

In 2010, the U.S. government passed health care reform legislation which included an increase in Medicaid rebate rates and the extension of the rebate to drugs provided through Medicaid managed care organizations beginning in 2010. The legislation also imposes annual fees to be paid by pharmaceutical manufacturers and medical device companies beginning in 2011 and 2013, respectively, as well as additional rebates related to the Medicare Part D "donut hole" beginning in 2011. In addition to a one-time charge of approximately $60 million to reduce deferred tax assets associated with retiree health care liabilities related to the Medicare Part D retiree drug subsidy, the legislation negatively impacted Abbott's performance by more than $200 million in 2010 and that is expected to increase to more than $400 million in 2011.

Abbott's short- and long-term debt totaled $18.9 billion at December 31, 2010, largely incurred to finance acquisitions. Operating cash flows in excess of capital expenditures and cash dividends have partially funded acquisitions over the last three years. At December 31, 2010, Abbott's long-term debt rating was AA by Standard and Poor's Corporation and A1 by Moody's Investors Service.

In April 2008, Abbott and Takeda concluded their TAP Pharmaceutical Products Inc. (TAP) joint venture, evenly splitting the value and assets of the joint venture in a tax-free exchange. Abbott received TAP's *Lupron* business in exchange for Abbott's 50 percent ownership in TAP. *Lupron's* U.S. results are included in the Pharmaceutical Products segment beginning in May 2008. Abbott also receives payments based on specified development, approval and commercial events being achieved with respect to products retained by Takeda and payments from Takeda based on sales of products retained by Takeda.

In 2011, Abbott will focus on several key initiatives. In the pharmaceutical business, Abbott will continue to build its global presence, expand its presence in emerging markets and diversify its sources of growth with the Solvay Pharmaceuticals and Piramal Healthcare Solutions acquisitions. Abbott will also continue maximizing the market potential for *HUMIRA*. Pharmaceutical research and development efforts will continue to focus a significant portion of expenditures on compounds for immunology, oncology, neuroscience, pain management, HCV, chronic kidney disease and women's health. Such compounds include one Phase III compound for multiple sclerosis, one Phase III compound and three Phase II compounds in oncology, three Phase II compounds targeting HCV, three Phase II compounds targeting Alzheimer's disease or cognitive disorders of schizophrenia, two Phase II compounds targeting chronic kidney disease, and one Phase II compound each in women's health and pain management. In the vascular business, Abbott will continue to focus on marketing *Xience PRIME* in Europe and other markets, obtaining regulatory review of *Xience Nano*, *Xience PRIME*, and the *MitraClip* device in the U.S. and a limited European roll-out as well as further clinical development of *ABSORB*, its bioresorbable vascular scaffold (BVS) device. In the other business segments, Abbott will focus on developing or acquiring differentiated technologies in higher growth segments of those markets.

Financial Review

Critical Accounting Policies

Sales Rebates — Approximately 50 percent of Abbott's consolidated gross revenues are subject to various forms of rebates and allowances that Abbott records as reductions of revenues at the time of sale. Most of these rebates and allowances are in the Pharmaceutical Products segment and the Nutritional Products segment. Abbott provides rebates to pharmacy benefit management companies, state agencies that administer the federal Medicaid program, insurance companies that administer Medicare drug plans, state agencies that administer the Special Supplemental Nutrition Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from two to 24 months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2010, 2009 and 2008 amounted to approximately $4.9 billion, $4.4 billion and $3.8 billion, respectively, or 23.1 percent, 23.8 percent and 22.8 percent, respectively, based on gross sales of approximately $21.1 billion, $18.4 billion and $16.8 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $211 million in 2010. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were approximately $415 million, $414 million and $362 million for cash discounts in 2010, 2009 and 2008, respectively, and $537 million, $456 million and $439 million for returns in 2010, 2009 and 2008, respectively. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the domestic nutritional business, management uses both internal and external data available to estimate the level of inventory in the distribution channel. Management has access to several large customers' inventory management data, and for other customers, utilizes data from a third party that measures time on the retail shelf. These sources allow management to make reliable estimates of inventory in the distribution channel. Except for a transition period before or after a change in the supplier for the WIC business in a state, inventory in the distribution channel does not vary substantially. Management also estimates the states' processing lag time based on claims data. In addition, internal processing time is a factor in estimating the accrual. In the WIC business, the state where the sale is made, which is the determining factor for the applicable price, is reliably determinable. Estimates are required for the amount of WIC sales within each state where Abbott has the WIC business. External data sources utilized for that estimate are participant data from the U.S. Department of Agriculture (USDA), which administers the WIC program, participant data from some of the states, and internally administered market research. The USDA has been making its data available for many years. Internal data includes historical redemption rates and pricing data. At December 31, 2010, Abbott had the exclusive WIC business in 23 states.

In the domestic pharmaceutical business, the most significant charges against gross sales are for Medicaid and Medicare Rebates, Pharmacy Benefit Manager Rebates and Wholesaler Chargebacks. In order to evaluate the adequacy of the ending accrual balances, management uses both internal and external data to estimate the level of inventory in the distribution channel and the rebate claims processing lag time. External data sources used to estimate the inventory in the distribution channel include inventory levels periodically reported by wholesalers and third party market data purchased by Abbott. Management estimates the processing lag time based on periodic sampling of claims data. To estimate the price rebate percentage, systems and calculations are used to track sales by product by customer and to estimate the contractual or statutory price. Abbott's systems and calculations have developed over time as rebates have become more significant, and Abbott believes they are reliable.

The following table is an analysis of the four largest rebate accruals, which comprise approximately 69 percent of the consolidated rebate provisions charged against revenues in 2010. Remaining rebate provisions charged against gross sales are not significant in the determination of operating earnings.

		Domestic Pharmaceutical Products		
(dollars in millions)	Domestic Nutritionals WIC Rebates	Medicaid and Medicare Rebates	Pharmacy Benefit Manager Rebates	Wholesaler Chargebacks
Balance at January 1, 2008	$ 199	$ 420	$ 237	$ 92
Provisions	808	556	397	1,034
Payments	(845)	(681)	(406)	(980)
Balance at December 31, 2008	162	295	228	146
Provisions	747	563	505	1,134
Payments	(756)	(506)	(494)	(1,120)
Balance at December 31, 2009	153	352	239	160
Provisions	616	899	841	1,162
Payments	(640)	(617)	(670)	(1,163)
Balance at December 31, 2010	$ 129	$ 634	$ 410	$ 159

Historically, adjustments to prior years' rebate accruals have not been material to net income. Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For Medicaid, Medicare and other government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Financial Review

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items are often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2005 are settled, and the income tax returns for years after 2005 are open. Abbott does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to assist in the determination of the obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and is a forward projection of health care costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligations and the annual cost recorded for these programs. Negative asset returns in 2008 due to poor market conditions and low interest rates have significantly increased actuarial losses for these plans. At December 31, 2010, pretax net actuarial losses and prior service costs and (credits) recognized in Accumulated other comprehensive income (loss) for Abbott's defined benefit plans and medical and dental plans were losses of $2.9 billion and $307 million, respectively. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period. Note 4 to the consolidated financial statements describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point.

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for acquisitions of significant intangibles. Abbott reviews definite-lived intangible assets for impairment each quarter using an undiscounted net cash flows approach. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, are reviewed for impairment annually or when an event that could result in an impairment occurs. At December 31, 2010, goodwill and intangibles amounted to $15.9 billion and $12.2 billion, respectively, and amortization expense for intangible assets amounted to $1.4 billion in 2010. There were no impairments of goodwill in 2010, 2009 or 2008.

Litigation — Abbott accounts for litigation losses in accordance with FASB Accounting Standards Codification No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott estimates the range of possible loss to be from approximately $75 million to $115 million for its legal proceedings and environmental exposures. Reserves of approximately $95 million have been recorded at December 31, 2010 for these proceedings and exposures. These reserves represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

Stock Compensation — Abbott records the fair value of stock options in its results of operations. Since there is no market for trading employee stock options, management must use a fair value method. There is no certainty that the results of a fair value method would be the value at which employee stock options would be traded for cash. Fair value methods require management to make several assumptions, the most significant of which are the selection of a fair value model, stock price volatility and the average life of an option. Abbott has readily available grant-by-grant historical activity for several years in its option administration system that it uses in developing some of its assumptions. Abbott uses the Black-Scholes model to value stock options. Abbott uses both historical volatility of its stock price and the implied volatility of traded options to develop the volatility assumptions. Abbott uses the historical grant activity, combined with expectations about future exercise activity, to develop the average life assumptions. Abbott has also used the historical grant data to evaluate whether certain holders of stock options exercised their options differently than other holders and has not found any differentiating pattern among holders.

Financial Review

Results of Operations

Sales

The following table details the components of sales growth by reportable segment for the last three years:

	Total % Change	Components of Change % Price	Volume	Exchange
Total Net Sales				
2010 vs. 2009	14.3	(0.1)	13.2	1.2
2009 vs. 2008	4.2	(0.1)	8.3	(4.0)
2008 vs. 2007	13.9	1.4	9.3	3.2
Total U.S.				
2010 vs. 2009	6.8	0.7	6.1	–
2009 vs. 2008	0.4	(0.3)	0.7	–
2008 vs. 2007	10.1	3.4	6.7	–
Total International				
2010 vs. 2009	20.7	(0.8)	19.3	2.2
2009 vs. 2008	7.7	0.2	15.1	(7.6)
2008 vs. 2007	17.8	(0.5)	12.0	6.3
Pharmaceutical Products Segment				
2010 vs. 2009	20.7	0.2	19.5	1.0
2009 vs. 2008	(1.3)	(0.1)	3.0	(4.2)
2008 vs. 2007	14.2	1.9	9.1	3.2
Nutritional Products Segment				
2010 vs. 2009	4.7	1.7	1.2	1.8
2009 vs. 2008	7.3	1.5	8.6	(2.8)
2008 vs. 2007	12.2	3.4	6.9	1.9
Diagnostic Products Segment				
2010 vs. 2009	6.0	0.1	4.3	1.6
2009 vs. 2008	0.1	1.4	3.7	(5.0)
2008 vs. 2007	13.2	1.3	6.8	5.1
Vascular Products Segment				
2010 vs. 2009	18.6	(4.7)	22.3	1.0
2009 vs. 2008	20.1	(2.9)	26.0	(3.0)
2008 vs. 2007	34.7	(4.6)	35.8	3.5

Worldwide sales growth in 2010 reflects the acquisition of Solvay's pharmaceuticals business on February 15, 2010, unit growth and the positive effect of the relatively weaker U.S. dollar. Worldwide sales growth in 2009 reflects unit growth and the acquisition of Advanced Medical Optics, Inc. on February 25, 2009, partially offset by the negative effect of the relatively stronger U.S. dollar. Worldwide, U.S. and Pharmaceutical Products segment sales also reflect decreased sales of *Depakote* due to generic competition in 2009. Excluding U.S. *Depakote* sales, worldwide sales increased 7.7 percent, U.S. sales increased 7.6 percent and Pharmaceutical Products segment sales increased 4.3 percent from 2008 to 2009. Worldwide 2008 sales growth reflects unit growth and the positive effect of the relatively weaker U.S. dollar.

A comparison of significant product group sales is as follows. Percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2010	Percent Change	2009	Percent Change	2008	Percent Change
Pharmaceuticals –						
U.S. Specialty	$4,596	(2)	$4,676	(10)	$5,211	20
U.S. Primary Care	3,010	(1)	3,043	(2)	3,102	(1)
International Pharmaceuticals	8,287	5	7,861	6	7,399	23
Nutritionals –						
U.S. Pediatric Nutritionals	1,208	(7)	1,306	3	1,268	3
International Pediatric Nutritionals	1,676	9	1,543	12	1,374	26
U.S. Adult Nutritionals	1,345	6	1,269	9	1,162	8
International Adult Nutritionals	1,268	15	1,106	3	1,070	13
Diagnostics –						
Immunochemistry	2,904	4	2,798	(2)	2,843	13

Decreased sales of *Depakote* due to generic competition impacted U.S. Specialty product sales in 2010, 2009 and 2008 and lower sales of *Zemplar*, *Kaletra* and *Lupron* affected U.S. Specialty product sales in 2010. These were partially offset by increased sales of *HUMIRA* in all three years and the addition of *Lupron* sales from the conclusion of the TAP joint venture in April 2008 which increased U.S. Specialty product sales in 2009 and 2008. U.S. sales of *HUMIRA* were $2.8 billion, $2.5 billion and $2.2 billion in 2010, 2009, and 2008, respectively, and U.S. sales of *Depakote* were $161 million, $331 million and $1.3 billion in 2010, 2009 and 2008, respectively. U.S. Primary Care sales were impacted by the discontinuation of *Azmacort* and generic competition for *Cardizem LA* in 2010, by decreased sales of *Synthroid* in 2009 and 2008 and by decreased sales of *Omnicef* and *Biaxin* in 2008 due to generic competition. These were partially offset in all three years by increased sales of *Niaspan* and in 2010 and 2008 by higher *TriCor/Trilipix* franchise sales. Increased sales volume of *HUMIRA* in 2010, 2009 and 2008 favorably impacted International Pharmaceuticals sales, partially offset by decreased sales of clarithromycin. International sales of *HUMIRA* were $3.7 billion, $3.0 billion and $2.3 billion in 2010, 2009 and 2008, respectively. The relatively weaker dollar increased International Pharmaceutical sales in 2010 and 2008 by 1.9 percent and 7.3 percent, respectively. The relatively stronger U.S. dollar decreased International Pharmaceutical sales in 2009 by 8.6 percent. International Pediatric Nutritionals sales increases were due primarily to volume growth in developing countries. U.S. Pediatric Nutritionals sales in 2010 were affected by the voluntary recall of certain Similac-brand powder infant formulas in September 2010. International Adult Nutritionals sales and Immunochemistry sales in 2010 and 2008 were positively impacted by the effect of the relatively weaker U.S. dollar and were negatively impacted in 2009 by the effect of the relatively stronger U.S. dollar. Abbott has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Abbott's revenue recognition policies as discussed in Note 1 to the consolidated financial statements. Related net sales were approximately $58 million, $120 million and $111 million in 2010, 2009 and 2008, respectively.

Financial Review

The expiration of licenses, patent protection and generic competition can affect the future revenues and operating income of Abbott. There are currently no significant patent or license expirations in the next three years. Under a license agreement for *TriCor* 145 mg, generic competition could begin as early as March 2011 but is not expected until July 2012. Under an agreement relating to Abbott's niacin products and acquired with the Kos Pharmaceuticals acquisition, *Niaspan* may become subject to generic competition in September 2013.

Operating Earnings

Gross profit margins were 58.3 percent of net sales in 2010, 57.1 percent in 2009 and 57.3 percent in 2008. The increase in the gross profit margin in 2010 was due, in part, to improved margins in the pharmaceutical, vascular, diabetes and diagnostics businesses and the favorable effect of exchange on the gross profit margin ratio. The decrease in the gross profit margin in 2009 was due, in part, to the negative impact from lower sales of *Depakote* and the unfavorable effect of exchange on the gross profit margin ratio; partially offset by improved margins in the vascular and diagnostics businesses. The increase in the gross profit margin in 2008 was due, in part, to favorable product mix and the favorable impact of foreign exchange.

In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Nutrition Program for Women, Infants, and Children. There are also rebate programs for pharmaceutical products. These rebate programs continue to have a negative effect on the gross profit margins of the Nutritional and Pharmaceutical Products segments.

Research and development expense was $3.724 billion in 2010, $2.744 billion in 2009 and $2.689 billion in 2008 and represented increases of 35.7 percent in 2010, 2.0 percent in 2009 and 7.3 percent in 2008. Excluding charges related to the Solvay restructurings announced in September 2010, research and development expenses in 2010 increased 29.4 percent. This increase, exclusive of the effects of the restructuring charges, reflects the acquisitions of Solvay's pharmaceuticals business in February 2010 and Facet Biotech in April 2010. The increase in 2009 reflects the favorable effect of exchange rates which reduced research and development expense in 2009. Excluding the effect of exchange, research and development expenses increased 3.4 percent in 2009. The increases in 2010, 2009 and 2008 also reflect continued pipeline spending, including programs in vascular devices, biologics, neuroscience, oncology and hepatitis C. The majority of research and development expenditures are concentrated on pharmaceutical products.

Selling, general and administrative expenses increased 23.4 percent in 2010, decreased 0.4 percent in 2009 and increased 13.9 percent in 2008. Excluding charges related to the Solvay restructuring and integration charges, selling, general and administrative expenses in 2010 increased 18.2 percent. This increase, exclusive of the effects of the restructuring and integration charges, reflects the acquisitions of Solvay's pharmaceuticals business in 2010 and Advanced Medical Optics, Inc. in 2009 and higher provisions for litigation in 2010. The 2009 decrease reflects the favorable effect of exchange rates which was offset by expenses relating to the acquisition of Advanced Medical Optics, Inc. and the settlement of litigation. Excluding the effects of the charges and exchange, selling, general and administrative expenses increased 0.9 percent in 2009. The 2008 increase reflects the settlement of litigation relating to *TriCor*, which increased selling, general and administration expenses by 3.1 percentage points. The remaining increases in selling, general and administrative expenses were due primarily to increased selling and marketing support for new and existing products, including continued spending for *HUMIRA* and *Xience V*, and inflation.

Conclusion of TAP Pharmaceutical Products Inc. Joint Venture and Sale of Abbott's Spine Business

On April 30, 2008, Abbott and Takeda concluded their TAP Pharmaceutical Products Inc. (TAP) joint venture, evenly splitting the value and assets of the joint venture. Abbott exchanged its 50 percent equity interest in TAP for the assets, liabilities and employees related to TAP's *Lupron* business. Subsequent to the conclusion of the joint venture, TAP was merged into two Takeda entities. The exchange of Abbott's investment in TAP for TAP's *Lupron* business resulted in a gain at closing of approximately $94 million. The Internal Revenue Service has issued a private letter ruling that the transaction qualifies as tax-free for U.S. income tax purposes.

Beginning on May 1, 2008, Abbott began recording U.S. *Lupron* net sales and costs in its operating results and no longer records income from the TAP joint venture. TAP's sales of *Lupron* were $182 million for the four months ended April 30, 2008. Abbott also receives payments based on specified development, approval and commercial events being achieved with respect to products retained by Takeda and payments from Takeda based on sales of products retained by Takeda, which are recorded by Abbott as Other (income) expense, net when the specified event is achieved or as the applicable sales are made.

The exchange transaction was accounted for as a sale of Abbott's equity interest in TAP and as an acquisition of TAP's *Lupron* business. The sale of Abbott's equity interest in TAP resulted in the recording of net assets related to the Lupron business, primarily cash, receivables, inventory and other assets, net of accounts payable and other accrued liabilities, offset by a credit to Abbott's investment in TAP in the amount of approximately $280 million.

For the acquired *Lupron* business, Abbott recorded intangible assets, primarily *Lupron* product rights, of approximately $700 million, goodwill of approximately $350 million and deferred tax liabilities related primarily to the intangible assets of approximately $260 million. The intangible assets are being amortized over 15 years. Abbott agreed to remit cash to Takeda if certain research and development events were not achieved on the development assets retained by Takeda. These amounts were recorded as a liability at closing in the amount of approximately $1.1 billion. Related deferred tax assets of approximately $410 million were also recorded. Of the $1.1 billion, Abbott made tax-deductible payments of $36 million, $83 million and $200 million in 2010, 2009 and 2008. In 2009 events occurred resulting in the remaining payments not being required and the remaining liability in the amount of $797 million was derecognized and recorded as income in Other (income) expense, net.

In 2008, Abbott sold its spine business for approximately $360 million in cash, resulting in an after-tax gain of approximately $147 million which is presented as Gain on sale of discontinued operations, net of taxes, in the accompanying statement of income. The operations and financial position of the spine business are not presented as discontinued operations because the effects would not be significant.

Restructurings

In 2010, Abbott management approved a restructuring plan primarily related to the acquisition of Solvay's pharmaceuticals business. This plan streamlines operations, improves efficiencies and reduces costs in certain Solvay sites and functions as well as in certain Abbott and Solvay commercial organizations in various countries. Action plans have been identified and most are expected to be implemented within the next two years. This plan will result in pretax charges of approximately $810 million to $970 million over the life of the plan. These charges include employee-related costs of approximately $650 million, accelerated depreciation and asset write-downs of approximately $105 million, and other related exit costs of up to approximately $215 million, mainly related to discontinuation of certain research and development programs and product transfers. Under this plan, Abbott recorded charges to Cost of products sold, Research and development and Selling, general and administrative of approximately $99 million, $152 million and $272 million, respectively. Additional charges of $12 million were subsequently recorded primarily for accelerated depreciation. The following summarizes the activity for this restructuring:

(dollars in millions)	
2010 restructuring charge	$ 523
Payments, impairments and other adjustments	(113)
Accrued balance at December 31, 2010	$ 410

In 2010 and prior years, Abbott management approved plans to realign its worldwide pharmaceutical and vascular manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2010, 2009 and 2008, Abbott recorded charges of approximately $56 million, $114 million and $36 million, respectively, reflecting the impairment of manufacturing facilities and other assets, employee severance and other related charges. Approximately $56 million in 2010 is classified as Cost of products sold and $114 million and $36 million in 2009 and 2008, respectively, are classified as Selling, general and administrative. An additional $13 million, $47 million and $81 million were subsequently recorded in 2010, 2009 and 2008, respectively, relating to these restructurings, primarily for accelerated depreciation. The following summarizes the activity for these restructurings:

(dollars in millions)	
Accrued balance at January 1, 2008	$ 194
2008 restructuring charges	36
Payments, impairments and other adjustments	(125)
Accrued balance at December 31, 2008	105
2009 restructuring charges	114
Payments, impairments and other adjustments	(74)
Accrued balance at December 31, 2009	145
2010 restructuring charges	56
Payments and other adjustments	(124)
Accrued balance at December 31, 2010	$ 77

In 2008, Abbott management approved a plan to streamline global manufacturing operations, reduce overall costs, and improve efficiencies in Abbott's core diagnostic business. In 2008, Abbott recorded a charge to Cost of products sold of approximately $129 million under the plan. Additional charges of approximately $60 million; $54 million and $16 million were recorded in 2010, 2009 and 2008, respectively, relating to this restructuring, primarily for accelerated depreciation and product transfer costs. Additional charges will be incurred through 2011 as a result of product re-registration timelines required under manufacturing regulations in a number of countries and product transition timelines. The following summarizes the activity for this restructuring:

(dollars in millions)	
2008 restructuring charge	$129
Payments and other adjustments	(19)
Accrued balance at December 31, 2008	110
Payments and other adjustments	(12)
Accrued balance at December 31, 2009	98
Payments and other adjustments	(10)
Accrued balance at December 31, 2010	$ 88

Interest expense and Interest (income)

In 2010, interest expense increased due primarily to increased debt levels. In 2009 and 2008, interest expense decreased primarily as a result of lower interest rates, partially offset by increased debt levels in 2009 related to the acquisition of Advanced Medical Optics, Inc. Interest income decreased in 2010 due to lower investment balances, decreased in 2009 due to lower interest rates and increased in 2008 due to higher interest rates.

Other (income) expense, net

Other (income) expense, net, for 2009 includes the derecognition of a contingent liability of $797 million associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture as discussed above, a $287 million gain from the settlement reached between Abbott and Medtronic, Inc. resolving all outstanding intellectual property litigation between the two parties and income from the recording of certain investments at fair value in connection with business acquisitions. Other (income) expense, net, for 2010, 2009 and 2008 also includes ongoing contractual payments from Takeda associated with the conclusion of the TAP joint venture and a gain in 2008 on the sale of an equity investment accounted for as an available-for-sale investment. In addition, Abbott recorded a gain of approximately $94 million in connection with the dissolution of the TAP joint venture in 2008.

Taxes on Earnings

The income tax rates on earnings from continuing operations were 19.0 percent in 2010, 20.1 percent in 2009 and 19.2 percent in 2008. As a result of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act which were signed into law in 2010, Abbott recorded a charge of approximately $60 million in 2010 to reduce deferred tax assets associated with retiree health care liabilities related to the Medicare Part D retiree drug subsidy. The tax rate in 2009 was affected by a higher tax rate applied to the derecognition of a contingent liability associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture and the Medtronic intellectual property litigation settlement.

In October 2010, Puerto Rico enacted legislation that assesses a tax beginning in 2011 on certain products manufactured in Puerto Rico. This excise tax will be recorded in Cost of products sold although the tax is expected to be creditable for U.S. income tax purposes.

Financial Review

Research and Development Programs

Abbott currently has numerous pharmaceutical, medical and nutritional products in development. The significant areas of therapeutic focus include the following:

Pharmaceutical Products —

Immunology — Projects are ongoing to identify new mechanisms with the potential to treat an array of immune-mediated diseases. Projects include early stage work in oral DMARD therapies and a number of biologic candidates.

Phase III trials are ongoing for additional indications of *HUMIRA* including ulcerative colitis in Japan, ankylosing spondylitits in China, pediatric Crohn's disease in the U.S. and the European Union (EU), uvetis in the U.S., EU and Japan, and peripheral and axial spondyloarthritis in the U.S. and EU. Global regulatory applications for ulcerative colitis were submitted in early 2011.

Neuroscience/Pain — Abbott is focused on the development of compounds that target receptors in the brain that help regulate mood, memory and other neurological functions to address conditions such as Alzheimer's disease, schizophrenia, pain, Parkinson's disease and multiple sclerosis (MS). This includes three compounds directed toward the treatment of Alzheimer's disease. ABT-126 and ABT-288 are completing Phase II studies in early 2011 and ABT-384 will complete its Phase II study later in 2011. Daclizumab, a next-generation antibody, entered Phase III clinical trials for relapsing remitting MS in the second quarter of 2010.

Oncology — Abbott is focused on the development of targeted treatments that inhibit tumor growth and improve response to common cancer therapies. Abbott has new molecular entities in development for more than a dozen types of cancer including:

- ABT-869, a multi-targeted kinase inhibitor, for which a Phase III trial for liver cancer was initiated in 2010 and Phase II studies for other cancer types are ongoing.
- ABT-263, a Bcl-2 family protein antagonist, currently in Phase II development for chronic lymphoid leukemia.
- ABT-888, a PARP-inhibitor, is completing Phase II in early 2011.
- Elotuzamab under a collaboration agreement acquired as part of the Facet Biotech acquisition in 2010. Abbott expects to begin Phase III development of elotuzamab for the treatment of multiple myeloma with its partner in 2011.

Hepatitis C — Abbott's antiviral program is focused on developing treatments for hepatitis C (HCV) and includes a partnership with Enanta Pharmaceuticals to discover protease inhibitors as well as internal programs focused on additional viral targets. In 2010, Abbott initiated Phase II clinical trials to evaluate three of Abbott's HCV antiviral agents, including the investigational protease inhibitor ABT-450, part of the Enanta collaboration. Polymerase inhibitors ABT-333 and ABT-072 as well as ABT-267, a NS5A inhibitor, are currently being developed exclusively by Abbott.

Women's Health — In 2010, Abbott entered into a collaboration agreement with Neurocrine to develop and commercialize elagolix, an oral gonadotropin-releasing hormone (GnRH) antagonist, for the treatment of endometriosis-related pain and fibroids. A Phase II study in endometriosis was recently completed.

Chronic Kidney Disease — In 2010, Abbott entered into an agreement with Reata Pharmaceuticals for ex-U.S. rights, excluding certain Asian markets, to bardoxolone, an investigational treatment for chronic kidney disease (CKD). A Phase IIb study was recently completed and a global Phase III trial is targeted to begin in 2011.

In addition, new formulations of Abbott's existing pharmaceutical products, including *Lupron* 6-month depot and *AndroGel* 1.62%, are currently under FDA review. Work is also continuing on numerous early-stage programs, including the biologic acquired from Pangenetics for chronic pain in late 2009, a cMet antibody for cancer in partnership with Pierre Fabre SA, and other programs across all of Abbott's therapeutic areas of focus.

Vascular — Ongoing projects in the pipeline include:

- *Xience Nano*, a version of *Xience V* for small vessels, currently under regulatory review in the U.S.
- *Xience PRIME*, the next-generation drug-eluting stent (DES) based on *Xience V* attributes. Ongoing clinical trials for *Xience PRIME* in the U.S. are evaluating a range of stent sizes, including small vessel and long lengths.
- *ABSORB*, a bioresorbable vascular scaffold (BVS) device for the treatment of coronary artery disease that is gradually resorbed into the vessel wall. In 2010 Abbott released four-year data from its *ABSORB* clinical trial, which showed efficacy and safety results consistent with the three-year data. In early 2010, Abbott also initiated the *ABSORB EXTEND* clinical trial which will enroll up to 1,000 patients with more complex coronary artery disease. In 2011 after receiving CE Mark approval for *ABSORB*, Abbott announced its plans to initiate a randomized, controlled clinical trial later in 2011 to further study the device in an expanded population in Europe. A global trial, including the U.S. and other geographies, is planned for later this year.
- *MitraClip* device for the treatment of mitral regurgitation — In September 2010, Abbott announced additional data from the EVEREST II (Endovascular Valve Edge-to Edge REpair STudy) trial on the safety and clinical benefits of the *MitraClip* system. Abbott's *MitraClip* system which is on the market in Europe is currently under review for approval by the FDA.
- Coronary and endovascular core product projects, including new coronary and endovascular guide wires, and the *Herculink Elite* stent for renal indication in the U.S., are at various stages of development and/or undergoing regulatory approvals.

Medical Optics — Abbott is expanding its proprietary laser platforms into new vision correction applications, including cataract surgery, and is developing new diagnostic instruments and treatments to improve visual outcomes. Synchrony, a next-generation intraocular lens (IOL) designed to mimic the eye's natural ability to change focus and deliver improved vision at all distances for patients following cataract surgery, is currently under FDA review. Abbott is also developing new products for patients undergoing cataract surgery, including new intraocular lenses that address astigmatism, a new insertion system to facilitate micro-incision surgery and an ophthalmic viscoelastic for the U.S. market.

Financial Review

Molecular Diagnostics — Numerous new molecular diagnostic products, including oncology and infectious disease assays as well as improved instrument systems, are currently under development. An assay to aid in the management of HCV-infected patients undergoing antiviral therapy is currently under U.S. regulatory review. Additional assays to detect the presence of HIV virus, tuberculosis, and CMV viral load and a test to detect hepatitis B drug resistance in patients are under regulatory review for CE Mark approval.

Core Laboratory Diagnostics — Abbott is researching dozens of novel biomarkers focusing on areas such as diabetes, infectious disease, and neuroscience disorders and also has several next generation instrument systems for hematology, immunochemistry and blood screening in development.

Diabetes Care — Abbott is developing new products for diabetes patients including the next generation *Freestyle* glucose monitoring system with new features supporting the insulin-using patient. This new system is currently under regulatory review for CE Mark approval and a filing for FDA approval is expected to be submitted in 2011.

Nutrition — Abbott is focusing its R&D spend on six benefit platforms that span the pediatric, adult and performance nutrition areas: immunity, cognition, lean body mass, inflammation, metabolism and tolerance. Numerous new products that build on advances in these benefit platforms are currently under development and are expected to be launched in 2011.

Given the diversity of Abbott's business, its intention to remain a broad-based healthcare company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations. Factors considered included research and development expenses projected to be incurred for the project (compound or device) over the next year relative to Abbott's total research and development expenses as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott's overall market position. There were no delays in Abbott's 2010 research and development activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous pharmaceutical and medical device projects currently in development is expected to be material, the total cost to complete will depend upon Abbott's ability to successfully complete each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the high rate of failure inherent in the research and development of new pharmaceutical and medical device products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development. However, Abbott plans to continue to manage our portfolio of projects to achieve research and development spend equal to approximately 9.5 percent to 10 percent of sales each year.

Business Combinations, Technology Acquisitions and Related Transactions

On January 1, 2009, Abbott adopted the provisions of SFAS No. 141 (revised 2007), "Business Combinations," as codified in FASB ASC No. 805, "Business Combinations." Under ASC No. 805, acquired in-process research and development is accounted for as an indefinite-lived intangible asset until approval or discontinuation rather than as expense. In addition, acquisition costs in connection with an acquisition are expensed rather than added to the cost of an acquisition and the fair value of contingent consideration at the date of an acquisition is added to the cost of the acquisition.

On September 8, 2010, Abbott acquired Piramal Healthcare Limited's Healthcare Solutions business, a leader in the Indian branded generics market, for $2.2 billion, in cash, plus additional payments of $400 million annually in 2011, 2012, 2013 and 2014. Abbott recorded a $1.6 billion liability for the present value of the additional payments at the acquisition date. The acquisition was financed with current cash. The preliminary allocation of the fair value of the acquisition resulted in the recording of $2.7 billion of deductible acquired intangible assets and $1.0 billion of deductible goodwill. Acquired intangible assets consist primarily of trade names, customer relationships and associated rights and will be amortized over an average of 19 years. The allocation of the fair value of the acquisition will be finalized when the valuation is completed.

In February 2010, Abbott acquired Solvay's pharmaceuticals business (Solvay Pharmaceuticals) for approximately $6.1 billion, in cash, plus additional payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. Contingent consideration of approximately $290 million was recorded based on a preliminary valuation. The acquisition of Solvay Pharmaceuticals provides Abbott with a large and complementary portfolio of pharmaceutical products and expands Abbott's presence in key global emerging markets. Abbott acquired control of this business on February 15, 2010 and the financial results of the acquired operations are included in these financial statements beginning on that date. Net sales for the acquired operations for 2010 were approximately $3.1 billion. Pretax loss of the acquired operations, including acquisition, integration and restructuring expenses, for 2010 was approximately $395 million. The acquisition was funded with current cash and short-term investments. The preliminary allocation of the fair value of the acquisition is shown in the table below *(in billions of dollars)*. The allocation of the fair value of the acquisition will be finalized when the valuation is completed.

Goodwill, non-deductible	$ 2.2
Acquired intangible assets, non-deductible	4.1
Acquired in-process research and development, non-deductible	0.5
Acquired net tangible assets	0.7
Deferred income taxes recorded at acquisition	(1.1)
Total preliminary allocation of fair value	$ 6.4

Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 14 years (average of 11 years). Acquired in-process research and development is accounted for as indefinite lived intangible assets until regulatory approval or discontinuation. The net tangible assets acquired consist primarily of trade accounts receivable of approximately $675 million, inventory of approximately $390 million, property and equipment of approximately $725 million, net of assumed liabilities, primarily trade accounts payable, accrued compensation and other liabilities.

The following unaudited pro forma financial information reflects the consolidated results of operations of Abbott as if the acquisition of Solvay Pharmaceuticals had taken place on January 1, 2010 and January 1, 2009. The pro forma information includes adjustments for amortization of intangible assets and fair value adjustments to acquisition-date inventory as well as acquisition, integration and restructuring expenses. The pro forma financial information is not

Financial Review

necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date.

(in billions of dollars, except per share amounts)	2010	2009
Net sales	$35.8	$34.2
Net earnings	4.6	5.2
Diluted earnings per common share	2.96	3.36

In March 2010, Abbott acquired STARLIMS Technologies for approximately $100 million, in cash, net of cash held by STARLIMS, providing Abbott with leading products and expertise to build its position in laboratory informatics. A substantial portion of the fair value of the acquisition has been allocated to goodwill and amortizable intangible assets. The allocation of the fair value of the acquisition will be finalized when the valuation is completed.

In April 2010, Abbott acquired the outstanding shares of Facet Biotech Corporation for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhances Abbott's early- and mid-stage pharmaceutical pipeline, including a biologic for multiple sclerosis and compounds that complement Abbott's oncology program. A substantial portion of the fair value of the acquisition has been allocated to acquired in-process research and development that is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation.

In February 2009, Abbott acquired the outstanding shares of Advanced Medical Optics, Inc. (AMO) for approximately $1.4 billion in cash, net of cash held by AMO. Prior to the acquisition, Abbott held a small investment in AMO. Abbott acquired AMO to take advantage of increasing demand for vision care technologies due to population growth and demographic shifts and AMO's premier position in its field. Abbott acquired control of this business on February 25, 2009 and the financial results of the acquired operations are included in these financial statements beginning on that date. The acquisition was financed with long-term debt. The allocation of the fair value of the acquisition is shown in the table below:

(dollars in billions)	
Goodwill, non-deductible	$1.7
Acquired intangible assets, non-deductible	0.9
Acquired in-process research and development, non-deductible	0.2
Acquired net tangible assets	0.4
Acquired debt	(1.5)
Deferred income taxes recorded at acquisition	(0.3)
Total allocation of fair value	$1.4

Acquired intangible assets consist of established customer relationships, developed technology and trade names and are amortized over 2 to 30 years (average of 15 years). Acquired in-process research and development is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation. The net tangible assets acquired consist primarily of trade accounts receivable, inventory, property and equipment and other assets, net of assumed liabilities, primarily trade accounts payable, accrued compensation and other liabilities. In addition, subsequent to the acquisition, Abbott repaid substantially all of the acquired debt of AMO.

In October 2009, Abbott acquired 100 percent of Visiogen, Inc. for $400 million, in cash, providing Abbott with a next-generation accommodating intraocular lens (IOL) technology to address presbyopia for cataract patients. The allocation of the fair value of the acquisition resulted in non-deductible acquired in-process research and development of approximately $200 million which is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation, non-deductible definite-lived intangible assets of approximately $24 million and goodwill of approximately $200 million.

In October 2009, Abbott acquired Evalve, Inc. for $320 million, in cash, plus an additional payment of $90 million to be made upon completion of certain regulatory milestones. Abbott acquired Evalve to obtain a presence in the growing area of non-surgical treatment for structural heart disease. Including a previous investment in Evalve, Abbott has acquired 100 percent of the outstanding shares of Evalve. In connection with the acquisition, the carrying amount of this investment was revalued to fair value resulting in recording $28 million of income, which is reported as Other (income) expense, net. The allocation of the fair value of the acquisition resulted in non-deductible definite-lived intangible assets of approximately $140 million, non-deductible acquired in-process research and development of approximately $220 million which is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation, goodwill of approximately $100 million and deferred income taxes of approximately $110 million. Acquired intangible assets consist of developed technology and will be amortized over 11 years.

In January 2009, Abbott acquired Ibis Biosciences, Inc. (Ibis) for $175 million, in cash, to expand Abbott's position in molecular diagnostics for infectious disease. Including a $40 million investment in Ibis in 2008, Abbott has acquired 100 percent of the outstanding shares of Ibis. A substantial portion of the fair value of the acquisition has been allocated to goodwill and amortizable intangible assets, and acquired in-process research and development which is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation. The investment in Ibis in 2008 resulted in a charge to acquired in-process research and development. In connection with the acquisition, the carrying amount of this investment was revalued to fair value resulting in recording $33 million of income, which is reported as Other (income) expense, net.

Except for the acquisition of Solvay Pharmaceuticals, had the above acquisitions taken place on January 1 of the previous year, consolidated net sales and income would not have been significantly different from reported amounts.

In 2010, Abbott entered into an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to a product in development for the treatment of chronic kidney disease resulting in a charge to acquired in-process research and development of $238 million. In addition, Abbott acquired an equity interest of approximately $62 million. In 2011, Abbott expects to acquire an additional equity interest and make milestone and other payments related to the license agreement totalling approximately $300 million. In 2010, Abbott also entered into an agreement to develop and commercialize a product for the treatment of endometriosis resulting in a charge to acquired in-process research and development of $75 million. Additional payments of approximately $500 million could be required for the achievement of certain development, regulatory and commercial milestones.

In 2009, Abbott acquired the global rights to a novel biologic for the treatment of chronic pain for $170 million, in cash, resulting in a charge to acquired in-process research and development.

Financial Review

Goodwill

At December 31, 2010, goodwill recorded as a result of business combinations totaled $15.9 billion. Goodwill is reviewed for impairment annually or when an event that could result in an impairment occurs. The results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value except for the Medical Optics unit. While the fair value of the Medical Optics business exceeds its carrying value, extended economic pressure particularly in the LASIK surgery business and longer regulatory approval timelines for products currently under development could result in a valuation in the future where the fair value of the Medical Optics unit has declined below its carrying value, thereby triggering the requirement to estimate the implied fair value of the goodwill and measure for impairment.

Financial Condition

Cash Flow

Net cash from operating activities of continuing operations amounted to $8.7 billion, $7.3 billion and $7.0 billion in 2010, 2009 and 2008, respectively. $2.0 billion of long-term debt to be paid in March and May of 2011 will be funded out of operating cash flow and borrowings. Abbott funded $525 million in 2010, $862 million in 2009 and $285 million in 2008 to defined pension plans. Abbott expects pension funding for its main domestic pension plan of $200 million annually. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

Debt and Capital

At December 31, 2010, Abbott's long-term debt rating was AA by Standard & Poor's Corporation and A1 by Moody's Investors Service. Abbott has readily available financial resources, including unused lines of credit of $6.7 billion that support commercial paper borrowing arrangements of which a $3.0 billion facility expires in October 2012 and a $3.7 billion facility expires in 2013. Related compensating balances, which are subject to withdrawal by Abbott at its option, and commitment fees are not material.

In October 2008, the board of directors authorized the purchase of up to $5 billion of Abbott's common shares from time to time. Under this authorization, 14.8 million shares were purchased in 2010 at a cost of approximately $800 million, 14.5 million shares were purchased in 2009 at a cost of approximately $800 million and 146,400 shares were purchased in 2008 at a cost of approximately $8 million. In 2008, Abbott also purchased approximately 19.0 million of its common shares at a cost of approximately $1.1 billion under a prior authorization.

Under a registration statement filed with the Securities and Exchange Commission in February 2009, Abbott issued $3.0 billion of long-term debt in the second quarter of 2010 that matures in 2015, 2020 and 2040 with interest rates of 2.7 percent, 4.125 percent and 5.3 percent, respectively. Proceeds from this debt were used to pay down short-term borrowings. Under the February 2009 registration statement, Abbott issued $3.0 billion of long-term debt in the first quarter of 2009 that matures in 2019 and 2039 with interest rates of 5.125 percent and 6.0 percent, respectively. Proceeds from this debt were used to fund the acquisition of Advanced Medical Optics, Inc. and to repay debt of Advanced Medical Optics, Inc. In addition, Abbott repaid $1 billion of long-term notes that were due in 2009 using short-term borrowings.

In connection with the judgment entered by the U.S. District Court for the Eastern District of Texas against Abbott in its litigation with New York University and Centocor, Inc., Abbott executed a collaterized escrow agreement in February 2010 with a financial institution to secure the judgment in the event that Abbott's appeal to the federal circuit court is unsuccessful in overturning the district court's decision. Abbott has deposited approximately $1.87 billion with the escrow agent and considers these assets to be restricted. The assets are invested in U.S. Treasury bills and money market funds per the terms of the agreement.

Working Capital

Working capital was $5.1 billion at December 31, 2010, $10.3 billion at December 31, 2009 and $5.5 billion at December 31, 2008. The decrease in working capital in 2010 was due primarily to cash and investments used to acquire Solvay's pharmaceuticals business and Piramal Healthcare Limited's Healthcare Solutions business. The increase in working capital in 2009 was due primarily to increased levels of cash and investments and the derecognition of a contingent liability associated with the conclusion of the TAP joint venture; partially offset by increased debt levels.

Capital Expenditures

Capital expenditures of $1.0 billion in 2010, $1.1 billion in 2009 and $1.3 billion in 2008 were principally for upgrading and expanding manufacturing, research and development, investments in information technology and administrative support facilities in all segments, and for laboratory instruments placed with customers.

Contractual Obligations

The following table summarizes Abbott's estimated contractual obligations as of December 31, 2010:

(dollars in millions)

		Payment Due By Period			
	Total	2011	2012-2013	2014-2015	2016 and Thereafter
Long-term debt, including current maturities and future interest payments	$22,549	$2,757	$2,519	$2,358	$14,915
Operating lease obligations	637	129	200	128	180
Capitalized auto lease obligations	90	30	60	—	—
Purchase commitments (a)	2,737	2,668	68	1	—
Other long-term liabilities reflected on the consolidated balance sheet —					
Benefit plan obligations	2,807	—	480	413	1,914
Other	4,333	—	3,143	777	413
Total (b)	$33,153	$5,584	$6,470	$3,677	$17,422

(a) Purchase commitments are for purchases made in the normal course of business to meet operational and capital expenditure requirements.

(b) Unrecognized tax benefits totaling $2.5 billion are excluded from the table above as Abbott is unable to reasonably estimate the period of cash settlement with the respective taxing authorities on such items.

Financial Review

Contingent Obligations

Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. In addition, Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

Legislative Issues

In the first quarter 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively referred to herein as "health care reform legislation") were signed into law in the U.S. Health care reform legislation included an increase in the basic Medicaid rebate rate from 15.1 percent to 23.1 percent and extended the rebate to drugs provided through Medicaid managed care organizations. These Medicaid rebate changes will continue to have a negative effect on the gross profit margin of the Pharmaceutical Products segment in future quarters.

Beginning in 2013, health care reform legislation will eliminate the federal income tax deduction for prescription drug expenses of retirees for which Abbott receives reimbursement under the Medicare Part D retiree drug subsidy program. As a result, Abbott recorded a charge of approximately $60 million in the first quarter 2010 to reduce deferred tax assets associated with retiree health care liabilities.

In 2011, Abbott will begin recording the annual fee imposed by health care reform legislation on companies that sell branded prescription drugs to specified government programs. The amount of the annual fee will be based on the ratio of certain of Abbott's sales as compared to the total such sales of all covered entities multiplied by a fixed dollar amount specified in the legislation by year. In 2011, additional rebates will be incurred related to the Medicare Part D coverage gap "donut hole." Beginning in 2013, Abbott will record the 2.3 percent excise tax imposed by health care reform legislation on the sale of certain medical devices in the U.S.

Abbott's primary markets are highly competitive and subject to substantial government regulations throughout the world. Abbott expects debate to continue over the availability, method of delivery, and payment for health care products and services. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors, to the Annual Report on Form 10-K.

Private Securities Litigation Reform Act of 1995 — A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, Risk Factors, to the Annual Report on Form 10-K.

Performance Graph

The following graph compares the change in Abbott's cumulative total shareholder return on its common shares with the Standard & Poor's 500 Index and the Standard & Poor's 500 Health Care Index.


$150
$100
$50
2005
2006
2007
2008
2009
2010
Abbott Laboratories
S&P 500 Index
S&P 500 Health Care

Assuming $100 invested on 12/31/05 with dividends reinvested.

Summary of Selected Financial Data

(dollars in millions, except per share data)

Year Ended December 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Summary of Operations:										
Net Sales	$35,166.7	30,764.7	29,527.6	25,914.2	22,476.3	22,337.8	19,680.0	17,280.3	15,279.5	13,918.5
Cost of products sold	$14,665.2	13,209.3	12,612.0	11,422.0	9,815.1	10,641.1	8,884.2	7,774.2	6,820.5	6,107.1
Research and development (a)	$ 3,724.4	2,743.7	2,688.1	2,505.6	2,255.3	1,821.2	1,696.8	1,623.8	1,474.5	1,491.8
Selling, general and administrative	$10,376.3	8,405.9	8,435.6	7,408.0	6,349.7	5,496.1	4,921.8	4,808.1	3,724.9	3,491.0
Operating earnings	$ 6,087.6	6,235.7	5,693.8	4,578.5	2,042.2	4,362.3	3,898.3	2,974.0	3,151.9	1,498.2
Interest expense	$ 553.1	519.7	528.5	593.1	416.2	241.4	200.2	188.3	238.9	307.3
Interest income	$ (105.5)	(137.8)	(201.2)	(136.8)	(123.8)	(87.7)	(51.1)	(41.9)	(33.5)	(71.4)
Other (income), net	$ (62.0)	(1,375.5)	(489.7)	(347.5)	(526.5)	(411.3)	(376.4)	(559.5)	(374.4)	(231.3)
Earnings from continuing operations before taxes	$ 5,712.8	7,193.8	5,856.3	4,469.6	2,276.4	4,619.9	4,125.6	3,387.2	3,321.0	1,493.6
Taxes on earnings from continuing operations	$ 1,086.7	1,447.9	1,122.1	863.3	559.6	1,247.9	949.8	882.4	774.0	215.9
Earnings from continuing operations	$ 4,626.2	5,745.8	4,734.2	3,606.3	1,716.8	3,372.1	3,175.8	2,504.7	2,547.0	1,277.7
Basic earnings per share from continuing operations	$ 2.98	3.71	3.06	2.34	1.12	2.17	2.03	1.60	1.63	0.82
Diluted earnings per share from continuing operations	$ 2.96	3.69	3.03	2.31	1.12	2.16	2.02	1.59	1.62	0.82
Financial Position:										
Working capital	$ 5,055.1	10,264.4	5,106.8	4,939.5	(669.3)	3,970.5	3,908.8	2,650.9	2,119.6	492.4
Long-term investments	$ 302.0	1,132.9	1,073.7	1,125.3	1,229.9	134.0	145.8	406.4	250.8	647.2
Net property and equipment	$ 7,971.0	7,619.5	7,219.2	7,518.1	6,946.4	6,003.1	6,007.9	6,281.8	5,828.1	5,551.5
Total assets	$59,462.3	52,416.6	42,419.2	39,713.9	36,178.2	29,141.2	28,767.5	26,039.3	23,592.7	22,755.5
Long-term debt	$12,523.5	11,266.3	8,713.3	9,487.8	7,009.7	4,571.5	4,787.9	3,452.3	4,274.0	4,335.5
Shareholders' investment	$22,476.5	22,898.7	17,518.7	17,823.9	14,054.2	14,415.3	14,325.8	13,072.3	10,664.6	9,059.4
Return on shareholders' investment from continuing operations	% 20.4	28.4	26.9	22.7	12.1	23.5	23.8	22.6	28.0	15.9
Book value per share	$ 14.53	14.76	11.26	11.47	9.14	9.37	9.18	8.36	6.82	5.83
Other Statistics:										
Gross profit margin	% 58.3	57.1	57.3	55.9	56.3	52.4	54.9	55.0	55.4	56.1
Research and development to net sales	% 10.6	8.9	9.1	9.7	10.0	8.2	8.6	9.4	9.7	10.7
Net cash from operating activities of continuing operations	$ 8,736.0	7,275.2	6,994.6	5,183.8	5,262.1	5,047.4	4,306.0	3,385.2	3,653.5	3,083.7
Capital expenditures	$ 1,015.1	1,089.0	1,287.7	1,656.2	1,337.8	1,207.5	1,291.6	1,050.1	1,105.4	963.6
Cash dividends declared per common share	$ 1.76	1.60	1.44	1.30	1.18	1.10	1.04	0.98	0.94	0.84
Common shares outstanding (in thousands)	1,546,984	1,551,168	1,552,433	1,549,910	1,537,243	1,539,235	1,560,024	1,564,518	1,563,068	1,554,530
Number of common shareholders	64,413	67,461	69,733	73,176	77,727	82,237	88,582	91,212	94,687	97,760
Number of employees	91,440	72,868	68,838	68,697	66,663	59,735	60,617	58,181	57,819	56,426
Sales per employee (in dollars)	$ 384,588	422,198	428,943	377,225	337,163	373,948	324,662	297,010	264,265	246,668
Market price per share – high	$ 56.79	57.39	61.09	59.50	49.87	50.00	47.63	47.15	58.00	57.17
Market price per share – low	$ 44.59	41.27	45.75	48.75	39.18	37.50	38.26	33.75	29.80	42.00
Market price per share – close	$ 47.91	53.99	53.37	56.15	48.71	39.43	46.65	46.60	40.00	55.75

(a) In 2010, 2009, 2006, 2005, 2004, 2003, 2002 and 2001 Abbott also recorded pretax charges of $313, $170, $2,014, $17, $279, $100, $108 and $1,330, respectively, for acquired in-process research and development.

Directors and Corporate Officers

Directors

Robert J. Alpern, M.D.
Dean, Yale School of Medicine
New Haven, Conn.

Roxanne S. Austin
Former President and
Chief Executive Officer,
Move Networks Inc.
American Fork, Utah

W. James Farrell
Retired Chairman and
Chief Executive Officer,
Illinois Tool Works Inc.
Glenview, Ill.

H. Laurance Fuller
Retired Co-Chairman
of the Board,
BP Amoco p.l.c.
London, United Kingdom

Edward M. Liddy
Partner,
Clayton, Dubilier & Rice LLC
New York, NY

Phebe N. Novakovic
Executive Vice President,
Marine Systems,
General Dynamics Corporation
Falls Church, Va.

William A. Osborn
Retired Chairman and Chief
Executive Officer,
Northern Trust Corporation
and The Northern Trust Co.
Chicago, Ill.

The Rt. Hon. Lord Owen, CH
Chairman of Europe Steel Ltd.
London, United Kingdom

Roy S. Roberts
Managing Director,
Reliant Equity Investors LLC
Chicago, Ill.

Samuel C. Scott III
Retired Chairman, President
and Chief Executive Officer,
Corn Products International Inc.
Westchester, Ill.

William D. Smithburg
Retired Chairman, President
and Chief Executive Officer,
The Quaker Oats Co.
Chicago, Ill.

Glenn F. Tilton
Non-Executive Chairman
of the Board,
United Continental Holdings Inc.
Chicago, Ill.

Miles D. White
Chairman of the Board
and Chief Executive Officer,
Abbott

Senior Management

Miles D. White*
Chairman of the Board
and Chief Executive Officer

Thomas C. Freyman*
Executive Vice President,
Finance and Chief Financial Officer

Richard W. Ashley*
Executive Vice President,
Corporate Development

John M. Capek, Ph.D.*
Executive Vice President,
Medical Devices

Richard A. Gonzalez*
Executive Vice President,
Pharmaceutical Products Group

John C. Landgraf*
Executive Vice President,
Nutritional Products

Edward L. Michael*
Executive Vice President,
Diagnostics Products

Laura J. Schumacher*
Executive Vice President,
General Counsel and Secretary

Carlos Alban*
Senior Vice President,
Proprietary Pharmaceutical
Products,
Global Commercial Operations

Brian J. Blaser*
Senior Vice President,
Diagnostics

David Forrest*
Senior Vice President,
International Nutrition

Stephen R. Fussell*
Senior Vice President,
Human Resources

Robert B. Hance*
Senior Vice President,
Vascular

John M. Leonard, M.D.
Senior Vice President,
Pharmaceuticals,
Research and Development

Heather L. Mason*
Senior Vice President,
Diabetes Care

James V. Mazzo*
Senior Vice President,
Abbott Medical Optics

Mary T. Szela*
Senior Vice President,
Global Strategic Marketing
and Services, Pharmaceutical
Products Group

Michael J. Warmuth*
Senior Vice President,
Established Products

J. Scott White*
Senior Vice President,
U.S. Nutrition

Corporate Vice Presidents

Greg E. Arnsdorff
Vice President,
Point of Care Diagnostics

Michael G. Beatrice, Ph.D.
Vice President,
Corporate Regulatory and
Quality Science

William J. Chase
Vice President, Licensing
and Acquisitions

Jaime Contreras
Vice President,
International Diagnostics

Thomas J. Dee
Vice President, International
Finance Operations

Charles D. Foltz
Vice President,
Vascular Products Operations

Robert B. Ford
Vice President, Diabetes Care,
Commercial Operations

Robert E. Funck
Vice President, Chief Ethics and
Compliance Officer

John F. Ginascol
Vice President,
Nutrition Supply Chain

Honey Lynn Goldberg
Vice President,
Associate General Counsel,
Corporate Transactions

Thomas A. Hurwich
Vice President, Internal Audit

Cecilia L. Kimberlin, Ph.D.
Vice President, Quality,
Medical Products

Elaine R. Leavenworth
Vice President,
Government Affairs

Steven J. Lichter
Vice President,
Established Products,
Operations

Greg W. Linder*
Vice President, Controller

Santiago Luque
Vice President, Pharmaceuticals,
Latin America

Brendan McAtamney
Vice President, Established
Products, Commercial

Corlis D. Murray
Vice President,
Corporate Engineering Services

D. Stafford O'Kelly
Vice President,
Molecular Diagnostics

Ramachandran Rajamanickam
Vice President, Nutrition,
Pacific, Asia and Africa

Pascale Richetta
Vice President,
Pharmaceuticals, Western
Europe and Canada

Ronald O. Robison
Vice President,
Regulatory Affairs,
Pharmaceutical Products Group

Azita Saleki-Gerhardt, Ph.D.
Vice President,
Pharmaceuticals, Manufacturing
and Supply

John R. Schilling, M.D.
Vice President,
Sales and Marketing,
Pharmaceutical Products

AJ J. Shoultz
Vice President, Taxes

Preston T. Simons
Vice President,
Information Technology

Jeffrey R. Stewart
Vice President,
Proprietary Pharmaceuticals,
United States

James P. Sullivan, Ph.D.
Vice President,
Pharmaceuticals Discovery

Eugene Sun, M.D.
Vice President,
Pharmaceuticals
Clinical Development

John B. Thomas
Vice President,
Investor Relations and
Public Affairs

Glenn S. Warner
Vice President,
Strategic Initiatives,
Pharmaceutical Products Group

Susan M. Widner
Vice President,
Corporate Marketing

Gary M. Winer
Vice President,
Pharmaceuticals,
Japan

Valentine Yien
Vice President, Treasurer

*Denotes executive officer

Shareholder and Corporate Information

Stock Listing

The ticker symbol for Abbott's common stock is ABT. The principal market for Abbott's common shares is the New York Stock Exchange. Shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside the United States, Abbott's shares are listed on the London Stock Exchange and the Swiss Stock Exchange.

Quarterly Dividend Dates

Dividends are expected to be declared and paid on the following schedule in 2011, pending approval by the board of directors:

Quarter	Declared	Record	Paid
First	2/18	4/15	5/16
Second	6/10	7/15	8/15
Third	9/16	10/14	11/15
Fourth	12/9	1/13/12	2/15/12

Tax Information for Shareholders

Abbott is an Illinois High Impact Business and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F).
Dividends may be eligible for a subtraction from base income for Illinois income tax purposes.

If you have any questions, please contact your tax advisor.

Dividend Reinvestment Plan

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, call Abbott's Investor Newsline or write Abbott Shareholder Services.

Dividend Direct Deposit

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Direct Registration System

In August 2008, Abbott implemented a Direct Registration System (DRS) for all registered shareholder transactions. Shareholders will be sent a statement in lieu of a physical stock certificate for Abbott Laboratories stock. Please contact the transfer agent with any questions.

Annual Meeting

The annual meeting of shareholders will be held at 9 a.m. on Friday, April 29, 2011, at Abbott's corporate headquarters. Questions regarding the annual meeting may be directed to the Corporate Secretary.

A copy of Abbott's 2010 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available on the Abbott Web site at www.abbott.com or by contacting the Investor Newsline.

CEO and CFO Certifications

In 2010, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Abbott's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2010 reports.

Investor Newsline

(847) 937-7300

Investor Relations

Dept. 362, AP6D2

Shareholder Services

Dept. 312, AP6D2

Corporate Secretary

Dept. 364, AP6D2

Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100

Web Site

www.abbott.com

Abbott Online Annual Report

www.abbott.com/annualreport

Global Citizenship Report

Visit www.abbott.com/citizenship to read Abbott's current global citizenship report.

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940-3078
(888) 332-2268
www.computershare.com

Shareholder Information

Shareholders with questions about their accounts may contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Individuals who would like to receive additional information or have questions regarding Abbott's business activities may call the Investor Newsline, write Abbott Investor Relations or visit Abbott's Web site.

Some statements in this annual report may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in our Securities and Exchange Commission 2010 Form 10-K and are incorporated by reference. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

The Abbott 2010 Annual Report was printed with the use of renewable wind power resulting in nearly zero carbon emissions, keeping 34,097 pounds of CO_2 from the atmosphere. This amount of wind-generated electricity is equivalent to 29,583 miles not driven in an automobile or 2,320 trees planted. The Abbott Annual Report cover and text is printed on recycled paper that contains a minimum of 10% post-consumer (PCW) fiber and the financial pages on 30% post-consumer (PCW) fiber.


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Abbott
100 Abbott Park Road, Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100 www.abbott.com

Abbott
A Promise for Life